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Exhibit 99.2

March 1, 2007

NOVA Chemicals Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

NOVA Chemicals Corporation

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

        This Management Proxy Circular ("Proxy Circular") is provided in connection with the solicitation of proxies by and on behalf of the Board of Directors ("Board") and the management of NOVA Chemicals Corporation ("NOVA Chemicals" or the "Corporation") for use at the annual and special meeting (the "Meeting") of the holders of NOVA Chemicals common shares (the "Common Shares") to be held on April 12, 2007 at 10:30 a.m. (Calgary time) at the Sheraton Eau Claire — Wildrose Ballroom, 255 Barclay Parade, SW, Calgary, Alberta, Canada and at any adjournment thereof. Enclosed is a form of proxy for use at the Meeting.

        It is anticipated that this Proxy Circular, the accompanying form of proxy and the other documents mailed herewith will be first mailed to shareholders on or about March 1, 2007. Unless otherwise stated, information contained in this Proxy Circular is given as at February 8, 2007 and all financial data is presented in U.S. dollars. The registered office of NOVA Chemicals is located at 1000 - 7th Avenue S.W., Calgary, Alberta T2P 5L5, and its telephone number is (403) 750-3600.

VOTING INFORMATION

Record Date

        The Board has fixed the close of business on February 23, 2007 as the record date for the determination of holders of Common Shares entitled to notice of, and to attend and vote at, the Meeting.

Voting of Common Shares

For Registered Shareholders

        Registered shareholders (that is, shareholders that have a share certificate registered in their name) may vote in person at the Meeting or may appoint someone else to vote for them as their proxy holder. Registered shareholders choosing to vote by proxy may still attend the Meeting. Registered shareholders may appoint proxy holders by completing the form of proxy accompanying this Proxy Circular and returning it in the prepaid self-addressed envelope that is also provided.

        Proxies must be received by CIBC Mellon Trust Company, NOVA Chemicals' transfer agent, no later than 5:00 p.m., Calgary time, on April 11, 2007. Proxies may be delivered using the enclosed postage prepaid self-addressed envelope or by otherwise delivering them to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1.

For Non-Registered Shareholders

        Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless a non-registered shareholder informs the intermediary that such shareholder does not wish to receive material relating to the Meeting, such shareholder will receive from the intermediary a form requesting voting instructions. Non-registered shareholders should carefully follow the instructions on the voting instruction form to ensure that their Common Shares are voted at the Meeting.

        Should a non-registered shareholder who receives a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should write their name (or such other person's name) in the space provided on the voting instruction form and return it in accordance with the instructions provided. Non-registered shareholders should carefully follow the instructions above and those set out on the voting instruction form.

Proxy Tabulation and Revocability

        Proxies will be counted and tabulated by CIBC Mellon Trust Company to preserve the confidentiality of individual shareholder votes, except where a shareholder has made a written comment on the proxy form which is clearly intended for the management of NOVA Chemicals, as necessary to meet legal requirements, or in the event of a proxy contest.

        A proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting, such person may revoke the proxy and vote in person. Merely attending the Meeting will not revoke a person's proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing by the holder of Common Shares or such holder's attorney authorized in writing and deposited either at the registered office of NOVA Chemicals at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Voting Instructions and Exercise of Discretion

        The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the holder thereof. In the absence of such specification, Common Shares not held in the Corporation's savings plans will be voted in favor of the election of each of the directors named for the term specified on the form of proxy, the appointment of Ernst & Young LLP as auditors and the amendment of the Employee Incentive Stock Option Plan (1982) (the "Option Plan"). In the absence of such specification, Common Shares held in the Corporation's U.S. savings plans will be voted by the plan trustee in the same proportion as the number of Common Shares for which the trustee has received direction in such matter. If a participant in the Corporation's Canadian savings plan fails to provide voting instructions, the Common Shares held by the participant will not be voted. The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Annual and Special Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this Proxy Circular, the Board and the management of NOVA Chemicals know of no such amendment, variation or other matter.

Quorum Required to Hold the Meeting

        The representation in person or by proxy of at least 10% of the outstanding Common Shares is necessary to provide a quorum for the Meeting. Common Shares represented by a properly signed and returned proxy are considered present at the Meeting for purposes of determining a quorum, regardless of whether the holder of such shares or proxy returns the proxy without indicating his, her or its vote or withholds his, her or its vote.

Persons Making the Solicitation

        This solicitation of proxies is made by and on behalf of the Board and the management of NOVA Chemicals and the costs thereof will be borne by NOVA Chemicals. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited by personal interviews, telephone or other telecommunication device, by directors, officers and employees of NOVA Chemicals, who will not be specifically remunerated therefor.

        In soliciting proxies, no person is authorized to give any information or to make any representations other than those contained in this Proxy Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

Common Shares and Principal Holders Thereof

        As of February 8, 2007, NOVA Chemicals had outstanding 82,582,960 Common Shares. Each Common Share confers upon the holder the right to one vote on a ballot, if called, on each matter that may properly be brought before the Meeting.

        As at February 8, 2007, no person or company, to the knowledge of the directors or senior officers of NOVA Chemicals, beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, except Dodge & Cox which owned 8,812,997, or 10.67%, of the outstanding Common Shares as trustee and manager for and on behalf of one or more of its mutual funds, pension funds or other clients' accounts.(1)

(1)  Based on Dodge & Cox Schedule 13G filing, filed with the United States Securities and Exchange Commission on February 13, 2007, under the Securities Exchange Act of 1934.

BUSINESS OF THE MEETING

1.     FINANCIAL STATEMENTS

        At the Meeting, NOVA Chemicals' consolidated financial statements for the year ended December 31, 2006, and the related report of the auditors, will be presented to the holders of Common Shares. No vote will be taken regarding the financial statements.

2.     ELECTION OF DIRECTORS

        NOVA Chemicals' Articles of Continuance (the "Articles") provide for the Board to consist of a minimum of eight directors and a maximum of 14 directors. The number of directors currently in office is 13.

        In accordance with the Articles and General By-Law No. 2 of NOVA Chemicals, 11 directors are to be elected at the Meeting by the holders of Common Shares. The term of office proposed for each nominee for election as director is a term of one year expiring at the close of NOVA Chemicals' 2008 annual meeting or until a successor is elected or appointed.

        NOVA Chemicals would like to acknowledge the years of contribution and service to the Corporation by Mr. J. E. Newall, the Chairman of the Board, who is not standing for re-election at the Meeting. In addition, Mrs. Rennie has advised NOVA Chemicals that for personal reasons she will not be standing for re-election at the Meeting.

        The nominees for election as directors of NOVA Chemicals are J. A. Blumberg, F. P. Boer, J. Bougie, J. V. Creighton, R. E. Dineen, Jr., L. Y. Fortier, K. L. Hawkins, J. M. Lipton, A. M. Ludwick, C. D. Pappas and J. M. Stanford. Each person nominated for election at the Meeting is currently a director of NOVA Chemicals and, other than Mr. Pappas, all nominees were previously elected as directors by the shareholders. Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of each of the 11 nominees for election as directors. The Board and management do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

        The Board, on the recommendation of its Coporate Governance Committee, recently adopted a policy that provides that any nominee for director at a meeting of shareholders at which directors are to be elected with respect to whom a majority of the votes cast are "withheld" from his or her election shall, promptly following certification of the shareholder vote, offer his or her resignation to the Board for consideration. The Board will consider the resignation offer, and the Board's decision to accept or reject the resignation offer will be announced in a press release within 90 days following the certification of the shareholder vote, including the reasons for rejecting the resignation, if applicable. Except in certain limited circumstances, a director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board at which the resignation is being considered. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is not greater than the number of directors to be elected. The full text of this majority voting policy is found in the Board mandate, which is attached as Annex A to this Proxy Circular and can be accessed at www.novachemicals.com.

        Identified below, in tabular form, is the name of each person who is a nominee for election as a director of NOVA Chemicals, his or her residence and age, the year from which each has continuously served as a director of NOVA Chemicals, his or her principal occupation (including all positions currently held with NOVA Chemicals and any other principal occupation held in the previous five years), certain other directorships held by each nominee, and the number of Common Shares and deferred share units ("DSUs") held by each nominee. The information given with respect to each nominee is based upon information furnished to NOVA Chemicals by the nominee.

        Where disclosing the year from which each nominee has continuously served as a director of NOVA Chemicals, "NOVA Chemicals" means NOVA Chemicals since July 2, 1998, NOVA Corporation between April 28, 1994 and July 2, 1998 and NOVA Corporation of Alberta prior thereto. As part of a Plan of Arrangement between NOVA Corporation ("NOVA") and TransCanada PipeLines Limited completed on July 2, 1998, NOVA was split off as a separate corporation to carry on the chemicals business formerly carried on by NOVA. On December 31, 1998, NOVA Chemicals Ltd. changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA, and the resulting corporation adopted the name NOVA Chemicals Corporation. On April 14, 2004, NOVA Chemicals was continued under the Canada Business Corporations Act.

	Director Since	Principal Occupation	Other Directorships	Beneficial Ownership(4)(5)(6)
Jerald Allen Blumberg(1)(2)(3) Colorado, United States Age: 67	2000	Retired Executive Vice President of E.I. du Pont de Nemours and Company, a science company	• The Lubrizol Corporation • iServiceX, Inc.	29,751 Common Shares	3,647 DSUs
Dr. Frank Peter Boer(2)(7) Florida, United States Age: 66	1991	President and Chief Executive Officer of Tiger Scientific Inc., a firm specializing in science and technology, consulting and investments	• Rhodes Technologies • ENSCO, Inc. • Scientific Protein Laboratories LLC	36,534 Common Shares	20,109 DSUs
Jacques Bougie, O.C.(7)(8)(9) Québec, Canada Age: 59	2001	Retired President and Chief Executive Officer of Alcan Inc., an international aluminum company	• Abitibi-Consolidated Inc. (Chairman) • McCain Foods Ltd.	7,000 Common Shares	13,149 DSUs

Dr. Joanne Vanish Creighton(2)(7) Massachusetts, United States Age: 64	2001	President and Professor of English of Mount Holyoke College	• Five Colleges, Inc. • Women's College Coalition • Economic Development Council of Western Massachusetts	20,843 Common Shares	4,608 DSUs
Robert Emmet Dineen, Jr.(1)(8) New York, United States Age: 66	1998	Of Counsel to Shearman & Sterling LLP, Attorneys-at-Law; prior to January 2006, Senior Partner of Shearman & Sterling LLP	• Manulife Financial Corporation	44,351 Common Shares	Nil DSUs
Louis Yves Fortier, C.C., Q.C.(1)(7) Québec, Canada Age: 71	1998	Chairman and Senior Partner of Ogilvy Renault LLP, Barristers and Solicitors	• Alcan Inc. (Chairman)	18,519 Common Shares	16,284 DSUs

Kerry Lloyd Hawkins(2)(8) Manitoba, Canada Age: 66	1998	Retired President of Cargill Limited and Chief Executive Officer of Canadian operations, Cargill Limited, a company involved in grain handling, transportation and processing of agricultural products	• TransCanada Corporation • TransCanada Pipelines Limited • Shell Canada Limited • Canadian Council of Chief Executives (Member)	33,226 Common Shares	14,304 DSUs
Jeffrey Marc Lipton Pennsylvania, United States Age: 64	1996	President and Chief Executive Officer of NOVA Chemicals
•  Trimeris, Inc. (Chairman)
•  Hercules Incorporated
•  United States Steel Corporation
•  American Chemistry Council
•  The Society of Chemical Industry, America Section
			• Canadian Council of Chief Executives (Member)	1,453,637 Common Shares	259,042 DSUs
Arnold Martin Ludwick(7)(8) Québec, Canada Age: 69	2000	Retired Deputy Chairman of Claridge Inc., an investment holding company; prior to December 2002, Deputy Chairman, Claridge Inc.		65,850 Common Shares	16,719 DSUs

Christopher Daniel Pappas(10) Pennsylvania, United States Age: 51	2007	Senior Vice President and Chief Operating Officer of NOVA Chemicals	• American Chemistry Council • WQED Public Television • Sewickley Academy	61,550 Common Shares	25,009 DSUs
James Mark Stanford, O.C.(1)(2) Alberta, Canada Age: 69	1999	President of Stanford Resource Management Inc., an investment management firm	• EnCana Corporation • Kinder Morgan, Inc. • OPTI Canada Inc. (Chairman) • Canada Foundation for Sustainable Development Technology (Chairman)	34,950 Common Shares	11,163 DSUs

Notes:

  (1)
  Member of the Corporate Governance Committee of the Board.

  (2)
  Member of the Human Resources Committee of the Board.

  (3)
  Mr. Blumberg was formerly a director of Burlington Industries, Inc., which declared bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in 2001.

  (4)
  Information is set forth as at February 8, 2007 as to Common Shares beneficially owned, directly or indirectly, or controlled or directed, including options to acquire such shares exercisable within 60 days of February 8, 2007, as provided to NOVA Chemicals by such persons. Unless noted otherwise, all shares are subject to the sole voting and investment power of their beneficial owners. The trust funds associated with NOVA Chemicals' retirement plans are administered by the Audit, Finance and Risk Committee; the information regarding the beneficial ownership of Common Shares does not include any Common Shares held by the trustee for such retirement plans and over which the Audit, Finance and Risk Committee has assumed no voting or investment control. All directors standing for election and NOVA Chemicals' Executive Leadership Team as a group (13 persons) hold 2,150,214 Common Shares, including options to acquire such shares exercisable within 60 days of February 8, 2007 but excluding 5,380 Common Shares held by Mr. Lipton's spouse and 832 Common Shares held by Mr. MacDonald's spouse. Each of Mr. Lipton's and Mr. MacDonald's spouses exercise sole voting and investment power over such Common Shares. Messrs. Lipton and MacDonald may be deemed to have, but disclaim, beneficial ownership of these Common Shares. NOVA Chemicals' Executive Leadership Team currently consists of Messrs. Lipton, Pappas, MacDonald and Mustoe. For more information on the Executive Leadership

    Team and their shareholdings, see the section entitled "Shareholding Guidelines". Each director's holdings represents less than 1% of the outstanding Common Shares, other than Mr. Lipton who holds approximately 1.76%. All directors standing for election, as a group, hold approximately 2.19% of the outstanding Common Shares.

  (5)
  Includes for Mr. Blumberg 18,850; for Dr. Boer 26,726; for Mr. Bougie 7,000; for Dr. Creighton 10,000; for Mr. Dineen 24,400; for Mr. Fortier 17,450; for Mr. Hawkins 27,150; for Mr. Lipton 1,241,608; for Mr. Ludwick 24,000 ; for Mr. Pappas 42,800; and for Mr. Stanford 33,950 Common Shares, each which may be acquired pursuant to options that are exercisable within 60 days of February 8, 2007.

  (6)
  Non-employee directors may elect to receive all or a portion of their retainer, attendance and travel fees as DSUs, which are economically equivalent to Common Shares in value. DSUs are not Common Shares and do not carry rights of Common Shares. For further information, see the section entitled "Report on Executive Compensation — Compensation of Directors".

  (7)
  Member of the Public Policy and Responsible Care Committee of the Board.

  (8)
  Member of the Audit, Finance and Risk Committee of the Board.

  (9)
  Mr. Bougie served as a director of Novelis Inc. ("Novelis") during 2005 and for a portion of 2006. During 2006, Mr. Bougie did not stand for re-election as a director of Novelis. In his capacity as a director of Novelis, Mr. Bougie was subject to management cease trade orders issued by certain of the Canadian provincial securities administrators against the directors and officers of Novelis by reason of Novelis' default in filing its interim unaudited financial statements for the period ended September 30, 2005. The cease trade orders were issued in December 2005 and precluded Mr. Bougie from trading in securities of Novelis until the conditions in the orders were met. The conditions in the orders were met after the first quarter of 2006 and, therefore, the cease trade orders are no longer in effect.

  (10)
  Mr. Pappas was appointed to the Board effective February 8, 2007.

3.     APPOINTMENT OF AUDITORS

        At the Meeting, shareholders will be asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the auditors of NOVA Chemicals to hold office until the close of the next annual meeting. Ernst & Young LLP have served as auditors of NOVA Chemicals or its predecessors since 1956. Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they wish to do so. They will also be available to respond to appropriate questions.

4.     AMENDMENT OF THE OPTION PLAN

        NOVA Chemicals sponsors the Option Plan to provide long-term incentives to key employees. The Option Plan provides that all options include share appreciation rights, or SARs, so that each option may be exercised by a holder as a SAR rather than as an option (See "Report on Executive Compensation — Equity Based Long-Term Compensation — A. Option Plan" for more information on the Option Plan and the terms of awards granted thereunder). At the Meeting, shareholders will be asked to consider and, if thought appropriate, approve by ordinary resolution amendments to the Option Plan to:

  1.
  specify the types of amendments to the provisions of the Option Plan or any options granted thereunder that will require shareholder approval; and

  2.
  permit any option granted under the Option Plan that is scheduled to expire or terminate during, or within 10 business days following, a trading black-out period to be exercised within 10 business days following such trading black-out period.

        The Board has previously approved the amendments, subject to the approval of shareholders at the Meeting.

Amendments Requiring Shareholder Approval

        NOVA Chemicals' Option Plan currently contains a short form or "general amendment" provision that permits amendments subject to the approval of the Board and, if required by applicable law, NOVA Chemicals' shareholders.

        On June 6, 2006, the Toronto Stock Exchange ("TSX") issued a staff notice (the "TSX Notice") indicating that if the general amendment provisions in security based compensation plans of TSX issuers, such as the current amendment provisions in the Option Plan, are not revised prior to June 30, 2007 to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval will be required for any amendment to the issuer's security based compensation plan, including minor amendments of a "housekeeping nature". The Board believes that it is in the best interests of the Corporation to amend the Option Plan to provide for an amendment provision that aligns with the TSX Notice and allows the Board to amend, suspend or terminate the Option Plan or any option agreement entered into thereunder, provided that no amendment, suspension or termination shall adversely affect the rights of any holder of options under any option agreement without the consent of such holder.

        The proposed types of amendments that will require shareholder approval are: (i) an increase in the maximum number of Common Shares which may be issued under the Option Plan; (ii) a reduction in the exercise price with respect to an option (other than as may result from general anti-dilutive provisions) or the cancellation of options for the purpose of reissuing them to the same participant at a lower exercise price; (iii) an increase of the limits on the total number of Common Shares reserved for issuance under the Option Plan to any one person or to the directors of the Corporation who are not at the time of issue full-time employees; (iv) an extension of the term of options granted under the Option Plan beyond their original expiry date or 10 years after their grant date, or, if applicable, the Blackout Expiry Date (as defined below); (v) any expansion of the scope of persons eligible to participate in the Option Plan; (vi) a change to the transferability or assignability of options other than for normal estate settlement purposes; (vii) the addition of any form of financial assistance or amendments thereto, under the Option Plan; and (viii) the addition of awards, other than options, to be made under the Option Plan.

Extension of Options Expiring During Trading Black-Outs

        Under the terms of NOVA Chemicals' Insider Trading Policy, directors and certain officers and employees of the Corporation are prohibited from trading in securities of the Corporation during regularly-scheduled black-out periods that are imposed by NOVA Chemicals prior to its quarterly financial earnings releases. Additional trading black-out periods may also be imposed under the Insider Trading Policy for specific individuals with knowledge of pending material developments that have not been disclosed to the public. These corporate-imposed trading restriction periods are referred to as "trading black-out periods".

        Pursuant to the TSX Notice, the TSX indicated that issuers may, subject to shareholder approval, amend their security based compensation arrangements to provide that options that would otherwise expire during or immediately after a trading black-out period may be exercised shortly after the fixed expiry date. NOVA Chemicals' Board believes that such an amendment to the Option Plan is appropriate, as it will enable an optionholder to exercise his or her options after public disclosure of material information has been made, thereby avoiding an unintended loss of the benefit of such options as a result of a trading black-out period.

        Accordingly, shareholders will be asked to approve an amendment to the Option Plan that provides that if an option is scheduled to expire or terminate during or within 10 business days after the end of a trading black-out period, then the expiry date shall be the date that is the tenth business day following the date of expiry of the trading black-out (a "Blackout Expiry Date"). If a new trading black-out is imposed prior to the Blackout Expiry Date, the Blackout Expiry Date shall be the date that is the tenth business day following the expiry of the new trading blackout period.

Shareholder Approval of the Option Plan Amendment Resolution

        The full text of the resolution approving the amendments (the "Option Plan Resolution") is attached as Schedule 1 to this Proxy Circular. The Option Plan, marked to show the proposed changes, is attached as Schedule 2 to this Proxy Circular. To be effective, the Option Plan Resolution must be approved by a majority of the votes cast at the Meeting by shareholders present or voting by proxy. The Board recommends that shareholders vote FOR the approval of the amendment of the Option Plan.

        For more information on the Option Plan, please see the section of this Proxy Circular entitled "Report on Executive Compensation — Equity-Based Long Term Compensation — A. Option Plan".

CORPORATE GOVERNANCE

        Since 1991, NOVA Chemicals has had in place a broad-reaching plan for corporate governance. With NOVA Chemicals' increasing national and international development, the globalization of the plastics and chemical business and the evolution of corporate governance practices generally, the Corporation's directors and management have responded to the need to establish forward-looking governance policies and to constantly evaluate and modify them to ensure their continuing effectiveness. NOVA Chemicals is currently subject to a variety of corporate governance guidelines and requirements mandated by the Canadian securities administrators ("CSA"), the New York Stock Exchange (the "NYSE"), and the United States Securities and Exchange Commission (the "SEC") under its rules and those mandated under the United States Sarbanes-Oxley Act of 2002 ("SOX"). NOVA Chemicals' corporate governance practices comply in all material respects with applicable CSA, SEC and SOX requirements as well as with the NYSE rules applicable to it as a foreign private issuer.

        Set forth below is an overview of the corporate governance practices of NOVA Chemicals. This overview has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

Board of Directors

        The Board is responsible for the overall stewardship of NOVA Chemicals, including overseeing development of the strategic direction and policy framework for the Corporation.

        All of NOVA Chemicals' 11 nominees for election as directors are considered to be "independent" for purposes of applicable Canadian securities legislation, except Messrs. Lipton and Pappas, who are not considered to be independent by virtue of their respective positions as President and Chief Executive Officer ("CEO") and Senior Vice President and Chief Operating Officer ("COO") of the Corporation. Mr. Newall, the current Chairman of the Board, is not standing for re-election at the Meeting. While the Board considers Mr. Newall to be entirely free of any direct or indirect relationship with NOVA Chemicals that could reasonably interfere with the exercise of his independent judgment, the application of the technical provisions of applicable Canadian securities legislation preclude a determination of independence with respect to Mr. Newall as NOVA Chemicals provided technical and office support services for Mr. Newall in 2006 valued at $164,700. In light of the Board's determination that Mr. Newall is otherwise independent, the Board did not believe that it was necessary to appoint one of its other members as a "lead director" during Mr. Newall's tenure as Chairman of the Board.

        On February 8, 2007, the Board elected Mr. James M. Stanford to succeed Mr. Newall as Chairman, subject to his re-election by shareholders at the Meeting. Mr. Stanford has served as a director of NOVA Chemicals since 1999 and is currently a member of the Corporate Governance Committee and Chair of the Human Resources Committee.

        The Board reviews on an annual basis the contributions of its directors and considers whether the current size of the Board promotes effectiveness and efficiency. There are currently 13 directors of NOVA Chemicals, and 11 directors are standing for election at the 2007 Meeting. The Board is of the view that an 11 member Board permits a diversity of expertise and opinions, yet is manageable to provide efficiency in its decision making.

        The directors are kept informed of NOVA Chemicals' operations at regularly scheduled meetings of the Board and its committees ("Committees") and through reports and analyses prepared by and discussed with management. In addition, communications between directors and management occur apart from regularly scheduled Board and Committee meetings. In 2006, there were eight Board meetings.

        On February 8, 2007, the Board, on the recommendation of its Corporate Governance Committee, adopted a policy that provides that any nominee for director at a meeting of shareholders at which directors are to be elected with respect to whom a majority of the votes cast are "withheld" from his or her election shall, promptly following certification of the shareholder vote, offer his or her resignation to the Board for consideration. This policy is in effect for the election of directors at the Meeting. See the section above entitled "Election of Directors" and the Board mandate, which is attached as Annex A to this Proxy Circular for additional details.

Summary of Board and Committee Meetings Held
For the 12-Month Period Ended December 31, 2006

Meeting Type	Totals
Board	8
Audit, Finance and Risk Committee	8
Corporate Governance Committee	2
Human Resources Committee	3
Public Policy and Responsible Care Committee	4

Total number of meetings held	25

Summary of Attendance of Directors
For the 12-Month Period Ended December 31, 2006(1)

Director	Board Meetings Attended		Committee Meetings Attended
J. A. Blumberg	8 of 8	100%	2 of 2 (AFR)(2) 2 of 2 (CG) 3 of 3 (HR)	100% 100% 100%
F. P. Boer	8 of 8	100%	3 of 3 (HR) 4 of 4 (PPRC) (Chair)	100% 100%
J. Bougie	7 of 8	88%	8 of 8 (AFR) 4 of 4 (PPRC)	100% 100%
J. V. Creighton	7 of 8	88%	3 of 3 (HR) 4 of 4 (PPRC)	100% 100%
R. E. Dineen	8 of 8	100%	8 of 8 (AFR) 2 of 2 (CG)	100% 100%
L. Y. Fortier	7 of 8	88%	1 of 2 (CG) 1 of 4 (PPRC)	50% 25%
K. L. Hawkins	7 of 8	88%	7 of 8 (AFR) (Chair) 3 of 3 (HR)	88% 100%
J. M. Lipton(3)	8 of 8	100%	—	—
A. M. Ludwick	8 of 8	100%	8 of 8 (AFR) 4 of 4 (PPRC)	100% 100%
J. E. Newall(4)	8 of 8	100%	2 of 2 (CG) (Chair)	100%

J. G. Rennie(5)	8 of 8	100%	6 of 6 (AFR) 2 of 2 (HR)	100% 100%
J. M. Stanford	5 of 8	63%	1 of 2 (CG) 3 of 3 (HR) (Chair)	50% 100%
Committees:
(AFR):	Audit, Finance and Risk Committee
(CG):	Corporate Governance Committee
(HR):	Human Resources Committee
(PPRC):	Public Policy and Responsible Care Committee
Notes:
(1)	Mr. Pappas, who is currently a director of NOVA Chemicals, joined the Board on February 8, 2007.
(2)	Mr. Blumberg was a member of the Audit, Finance and Risk Committee from January 1, 2006 until February 16, 2006.
(3)	Mr. Lipton attends Committee meetings, as appropriate, as an invited guest.
(4)
Mr. Newall, the current Chairman of the Board and Chairman of the Corporate Governance Committee, is not standing for re-election at the Meeting. In addition to attending meetings of the Corporate Governance Committee, Mr. Newall attended other Committee meetings, as appropriate, as an invited guest.
(5)
Mrs. Rennie rejoined the Board on January 1, 2006 and was appointed to the Audit, Finance and Risk Committee and the Human Resources Committee as of February 16, 2006. Mrs. Rennie is not standing for re-election at the Meeting.

Board Mandate

        NOVA Chemicals' Board has adopted a mandate, which is attached as Annex A to this Proxy Circular and can be accessed at www.novachemicals.com. The Board mandate sets out the Board's responsibilities in relation to: managing its own affairs; management and human resources; strategy and plans; finance and corporate issues; and business and risk management, policies and procedures. The mandate is designed to assist the Board and management in clarifying responsibilities and ensuring effective communication. In addition, the Board has plenary power, and any responsibility which is not delegated to senior management or a Board Committee remains with the full Board.

        In executing its mandate, the Board designates at least one Board meeting per year for a substantial strategic planning session, which takes into account, among other things, the opportunities and risks of the business. The elements of the strategic plan are embedded in the written objectives of the senior executives and are reviewed annually by the Human Resources Committee and the Board. The Board has, through the appointment of various Committees, put in place an effective system for monitoring the implementation of corporate strategies. Management must obtain Board approval for any transaction that would have a significant impact on the strategic plan.

        In consultation with management, the Board has identified the principal risks facing the Corporation and has established Committees to monitor systems put in place to address these risks. The Audit, Finance and Risk Committee has primary responsibility to monitor the risk management systems and reviews them regularly with NOVA Chemicals' internal and external auditors. In addition, the Public Policy and Responsible Care Committee of the Board plays a role in establishing NOVA Chemicals' environmental management system.

        The Board has the responsibility for the appointment and succession of the CEO, appointing senior management and monitoring their performance. NOVA Chemicals uses management by objectives to monitor the performance of the CEO and senior management. The Human Resources Committee reviews and reports annually to the Board on organizational structure, recruitment, training and succession planning matters.

        The Board has put structures in place to ensure effective communication between NOVA Chemicals, its stakeholders and the public. These structures include the Public Policy and Responsible Care Committee, which has a mandate to review and advise the Board on policies and programs to create a strong, cohesive, sustained and positive image of NOVA Chemicals for customers, shareholders, governments and the public. The Board or the Audit, Finance and Risk Committee reviews in advance all press releases that disclose financial results. Other statutory disclosure documents such as proxy materials and the Annual Information Form are reviewed and, where required, approved by the Board. The Audit, Finance and Risk Committee also reviews NOVA Chemicals' communications policies that address, among other things, interaction with analysts and selective disclosure.

        NOVA Chemicals' shareholder communication program provides for open, accessible, non-selective and timely exchange of material information with all shareholders, respecting the business, activities and performance of NOVA Chemicals, subject to applicable legal requirements. The disclosed information is released through news wire services, the general media, a website and mailings to shareholders. Quarterly earnings conference calls are broadcast live over the internet and are accessible on a live and recorded basis via telephone and webcast. Individual queries, comments or suggestions can be made at any time by calling or writing directly to NOVA Chemicals. The Board mandate also provides that shareholders and other constituencies may provide feedback directly to any individual director, the Board as a group, or any specified Committee, including the independent directors by mailing such communication to the attention of the Corporate Secretary. NOVA Chemicals also has a dedicated investor relations group and shareholder relations group to respond to individual shareholder inquiries and maintains a toll-free telephone line for ease of contact. In addition, NOVA Chemicals has a public affairs group to respond to inquiries from media and the public. Together, these groups deal with investor concerns and ensure that all inquiries receive a full and timely response.

Position Descriptions

        The Board mandate sets forth the primary responsibility of the Chairman of the Board regarding the organization and efficient operation of the Board and its Committees, and communication between the Board and management. In addition, to assist the Chairman of the Board in delineating his or her role and responsibilities, the Board has approved Terms of Reference. The Terms of Reference identify the Chairman's responsibilities with respect to working with management, including the CEO, managing the Board, including its processes and committees, and relations with shareholders. The mandates of each Committee provide for the appointment of a Chairman to preside over meetings of that Committee.

        With regard to the CEO, the Human Resources Committee is responsible for setting his compensation, as well as the applicable objectives to be achieved relating to such compensation. The objectives, which are reviewed and approved by the Board, effectively constitute the CEO's mandate on a year-to-year basis. For further information, see "Report of the Human Resources Committee".

Committees of the Board

        The Board has established four standing Committees and has delegated certain of its responsibilities to each of the Committees. In this regard, each Committee has been mandated to perform certain advisory functions, and to make recommendations and report to the Board. The four standing committees of the Board are: the Audit, Finance and Risk Committee, the Corporate Governance Committee, the Human Resources Committee and the Public Policy and Responsible Care Committee. A brief summary of the Committee mandates follows, together with current membership. Due to Mr. Newall's and Mrs. Rennie's decisions to not stand for re-election and the Board's election of Mr. Stanford to succeed Mr. Newall as Chairman, subject to his re-election by shareholders at the Meeting, the Board intends to re-assess the composition of its Committees following the Meeting. Copies of Committee mandates are available at www.novachemicals.com.

Audit, Finance and Risk Committee

        The Audit, Finance and Risk Committee of the Board reviews and inquires into matters affecting the financial reporting of NOVA Chemicals, its system of internal accounting and financial controls and procedures and NOVA Chemicals' financial audit procedures and plans; recommends the approval of the issuance of debt and equity securities; oversees the policies and practices of NOVA Chemicals relating to corporate compliance and risk management strategies; recommends to the Board the appointment and remuneration of the external auditors and approves the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with NOVA Chemicals' savings and profit sharing plans and pension plans; and reviews with management and reports to the Board on the financing plans and objectives of NOVA Chemicals.

        The Board approves, on the recommendation of the Audit, Finance and Risk Committee, all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, the Audit, Finance and Risk Committee reviews and approves (in advance) the scope and related fees for all non-audit services that are to be provided by the external auditors. In doing so, the Audit, Finance and Risk Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

        The Audit, Finance and Risk Committee is and will be composed entirely of independent directors. The current members of the Audit, Finance and Risk Committee are Messrs. Hawkins (Chairman), Bougie, Dineen and Ludwick and Mrs. Rennie. All members of the Audit, Finance and Risk Committee are financially literate, and Messrs. Hawkins and Ludwick and Mrs. Rennie are audit committee financial experts as defined by SEC rules. Mrs. Rennie is not standing for re-election at the Meeting.

        For more information on the Audit, Finance and Risk Committee, see "Report of the Audit, Finance and Risk Committee", and the mandate of this Committee that is attached as Annex B to this Proxy Circular and which can also be accessed at www.novachemicals.com.

Corporate Governance Committee

        The Corporate Governance Committee of the Board is responsible for the composition, compensation and governance of the Board, and recommends to the Board nominees for election or appointment to the Board. The Corporate Governance Committee reviews and recommends to the Board corporate governance initiatives that assist the Board in developing and implementing its corporate governance policies and practices. In addition, the Corporate Governance Committee identifies issues to be discussed at Board and Committee meetings to enable the Board to make informed and timely decisions.

        The Corporate Governance Committee reviews on an annual basis the general and specific criteria applicable to candidates to be considered for nomination as directors. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of NOVA Chemicals. In identifying or recommending candidates for election or appointment to the Board, the Corporate Governance Committee is required to take into consideration the criteria set forth in its mandate and the Board mandate, as well as such other factors as it deems appropriate, including the judgment, knowledge, integrity, independence and business experience of the candidates and their willingness to devote the time required. As part of this annual review process, the Corporate Governance Committee assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration to ensure that outstanding candidates with the necessary skills can be identified quickly to fill planned or unplanned vacancies. The Corporate Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director.

        The Corporate Governance Committee also assesses the effectiveness of the Board, its Committees and individual directors. In doing so, the Corporate Governance Committee surveys the directors regarding the effectiveness of the Board and Committee operations, and the quality and adequacy of information provided to the Board on strategic and significant issues. A Board and Committee effectiveness questionnaire is completed by each director annually, and the results are reported to the Corporate Governance Committee and then to the full Board.

        The Corporate Governance Committee is also responsible for determining the compensation of NOVA Chemicals' directors. For additional information relating to compensation of NOVA Chemicals' directors, see "Report on Executive Compensation — Compensation of Directors".

        To encourage an objective nomination process, the Corporate Governance Committee mandate specifies that only non-management directors may serve on the Corporate Governance Committee. The Corporate Governance Committee is currently composed of four independent directors, namely, Messrs. Blumberg, Dineen, Fortier and Stanford; and Mr. Newall (Chairman). Mr. Newall is not considered independent for purposes of applicable Canadian securities legislation. See "Corporate Governance — Board of Directors". Mr. Newall is not standing for re-election at the Meeting.

Human Resources Committee

        The Human Resources Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals with respect to its human resources. In this regard, the Human Resources Committee reviews recommendations for the appointment of persons to senior executive positions, as well as considers terms of employment including succession planning and matters of compensation. This Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, evaluates the Executive Leadership Team's performance and makes recommendations to the Board with respect to awards under the Management Incentive Plan, the Option Plan, the Equity Appreciation Plan and the Restricted Stock Unit Plan. For additional information relating to the compensation of NOVA Chemicals' executives, see "Report on Executive Compensation". In addition, the Human Resources Committee is responsible for the proper and orderly administration of NOVA Chemicals' savings and profit sharing plans and pension plans, other than matters relating to the funding and investment of the plans' trust funds.

        The Human Resources Committee is and will be composed entirely of independent directors. The current members of the Human Resources Committee are Messrs. Stanford (Chairman), Blumberg and Hawkins, Drs. Boer and Creighton and Mrs. Rennie. Mrs. Rennie is not standing for re-election at the Meeting.

Public Policy and Responsible Care Committee

        The Public Policy and Responsible Care Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals relating to its Responsible Care® audit and the environment, occupational health and safety, communications, corporate contributions, security, public policy matters and NOVA Chemicals' relationship with all of its stakeholders. The Public Policy and Responsible Care Committee is and will be composed entirely of independent directors. The current members of the Public Policy and Responsible Care Committee are Dr. Boer (Chairman), Messrs. Bougie, Fortier and Ludwick and Dr. Creighton.

Responsible Care® is a registered trademark of the Canadian Chemical Producer's Association in Canada and is a registered service mark of the American Chemistry Council, Inc. in the United States.

Other Committees

        In December 1996, a Technology Advisory Committee was created to advise NOVA Chemicals on its research strategy. The Technology Advisory Committee consists of three directors of NOVA Chemicals, Mr. Blumberg and Dr. Boer (Co-chairs) and Mr. Pappas, director and Senior Vice President and COO of NOVA Chemicals; Mr. Eric Kelusky, Vice President, Technology of NOVA Chemicals; Mr. John Hotz, Vice President, Polyethylene of NOVA Chemicals; Mr. Antonio Torres, Vice President of NOVA Chemicals; Mr. William Mitchell, Vice President, Legal and Chief Patent Counsel of NOVA Chemicals; and three world- class research scientists, Dr. Musa Kamal, Professor, McGill University, Dr. Kurt Zilm, Professor, Yale University and Dr. Robert Waymouth, Professor, Stanford University.

Orientation and Continuing Education

        NOVA Chemicals is committed to assisting its directors in the enhancement of their skills and abilities as directors, as well as ensuring their knowledge and understanding of the Corporation's businesses remains current. On joining the Board, each new director receives a comprehensive personal orientation from members of senior management covering key operating practices and current issues, and an overview of Committee mandates and issues and organization-wide policies and practices. The Corporate Secretary prepares a "Director's Handbook" for directors, which is updated annually. At regularly scheduled Board and Committee meetings, directors are given updates on emerging business and governance initiatives. Generally, at least one Board meeting each year is held at an operating or plant site to give the directors additional insight into NOVA Chemicals' business. While the Board itself does not have sessions devoted to continuing education, directors are encouraged to participate in seminars and activities, at NOVA Chemicals' expense, that ensure directors will maintain the skills and knowledge necessary to meet their obligations as directors. Individual directors may also engage outside advisors with the authorization of the Chairman of the Board or the Chairman of a Committee.

Codes of Conduct

        All directors, officers and employees of NOVA Chemicals must act in accordance with NOVA Chemicals' Business Conduct Policy, a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, conflicts of interest and compliance with law. In addition, NOVA Chemicals has adopted a Code of Ethics for its CEO and senior financial officers, which establishes additional expectations, obligations and responsibilities for such officers. The Business Conduct Policy and the Code of Ethics can be accessed at www.novachemicals.com.

        A hotline, known as the "Ethics Line" was implemented in October 2002, to allow employees to report actual or suspected violations of the law or NOVA Chemicals' Business Conduct Policy and to ask compliance or ethics-related questions on an anonymous basis. In 2005, NOVA Chemicals also implemented an annual, mandatory questionnaire, which employees are required to complete electronically. Employees must report on the questionnaire any violations of the law or the Business Conduct Policy of which they are aware, but have not yet reported through the Ethics Line or by other means. Material reports of non-compliance or unethical conduct that are received on the Ethics Line, the annual questionnaire or by any other means, are reported regularly to the Audit, Finance and Risk Committee, and a summary of all of the issues that have been reported is also provided to this Committee on an annual basis. These reports allow the Audit, Finance and Risk Committee, which exercises oversight over NOVA Chemicals' Ethics and Compliance program, its implementation and effectiveness, to monitor and ensure compliance. Training in respect of the Ethics and Compliance program and the Business Conduct Policy is also provided to directors, officers and employees. Training for officers and employees is provided by means of an electronic system that allows NOVA Chemicals to track completion of the training on a real-time basis, and to target the training based on the individuals' respective roles and responsibilities. Regular communications to employees in respect of the program further emphasize NOVA Chemicals' commitment to integrity and encourage and promote ethical conduct and compliance with the law. These communications include direct messages from the CEO and the Senior Vice President, Chief Legal Officer and Corporate Secretary (who has assumed the role of Chief Compliance Officer), setting an ethical tone at the top of the organization.

Shareholding Guidelines

        In July 1998, NOVA Chemicals established minimum share ownership guidelines for the members of its Board and management. The guidelines were adopted to encourage key employees and directors to align their interests closely with those of other shareholders.

        The Corporation recently reviewed these guidelines and implemented new guidelines effective March 1, 2007. Under the new guidelines, non-employee directors are encouraged to hold Common Shares valued at three times their annual retainer (including additional retainer fees paid to Committee chairs); the CEO is encouraged to hold Common Shares valued at five times his annual base salary; the other members of the Executive Leadership Team are encouraged to hold Common Shares valued at three times their annual base salaries; and members of NOVA Chemicals leadership team ("NLT") are encouraged to hold Common Shares valued at one or two times their annual base salaries depending on their level of responsibility. No financial assistance is provided by NOVA Chemicals in achieving these guidelines. Non-employee directors are expected to reach the applicable level of share ownership within three years after being appointed to the Board. Current members of the Executive Leadership Team and the NLT are expected to reach the new level of share ownership by March 1, 2009. Individuals newly appointed to the Executive Leadership Team or NLT are expected to reach the applicable share ownership level within four years of their appointment.

        Holdings considered for these guidelines include Common Shares and DSUs. Stock options, equity appreciation units ("EAUs") and restricted stock units ("RSUs") do not count toward the shareholding guidelines. DSUs are not Common Shares, but are equal in value to Common Shares (see "Report of the Human Resources Committee — Deferred Share Unit Plans"). All non-employee directors are in compliance with the shareholding guidelines. The 9 non-employee directors standing for election in aggregate hold 101,498 Common Shares and 99,983 DSUs. The four current members of the Executive Leadership Team, Messrs. Lipton, Pappas, MacDonald and Mustoe, in aggregate hold 282,077 Common Shares and 386,241 DSUs.

        The following table sets forth, as at February 8, 2007, the number of Common Shares (excluding options to acquire Common Shares) and DSUs of NOVA Chemicals beneficially owned, directly or indirectly, or controlled or directed by each non-employee director standing for election, and by the members of the Executive Leadership Team (see "Compensation of Directors — Equity Based Compensation for Non-Employee Directors" for additional disclosure of non-employee directors' equity ownership).

Non-Employee Directors
J. A. Blumberg	10,901 Common Shares	3,647 DSUs
F. P. Boer	9,808 Common Shares	20,109 DSUs
J. Bougie	Nil Common Shares	13,149 DSUs
J. V. Creighton	10,843 Common Shares	4,608 DSUs
R. E. Dineen	19,951 Common Shares	Nil DSUs
L. Y. Fortier	1,069 Common Shares	16,284 DSUs
K. L. Hawkins	6,076 Common Shares	14,304 DSUs
A. M. Ludwick	41,850 Common Shares	16,719 DSUs
J. M. Stanford	1,000 Common Shares	11,163 DSUs
Executive Leadership Team
J. M. Lipton(1)	212,030 Common Shares	259,042 DSUs
L. A. MacDonald(1)	14,499 Common Shares	46,313 DSUs
J. S. Mustoe	25,235 Common Shares	55,877 DSUs
C. D. Pappas	30,313 Common Shares	25,009 DSUs
Note:
(1)
Excludes for Messrs. Lipton and MacDonald, who may be deemed to have, but disclaim, beneficial ownership of 5,380 and 832 Common Shares, respectively, which are held by each of their spouses, who exercises sole voting and investment power over such Common Shares.

Directors and Officers' Liability Insurance

        NOVA Chemicals maintains directors' and officers' liability insurance with policy limits of $150 million in the aggregate, subject to a deductible in respect of corporate reimbursement of $1 million for each loss. Under this insurance, NOVA Chemicals is generally to be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are generally covered for losses arising during the performance of their duties for which they are not indemnified by NOVA Chemicals. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholders actions) and claims brought by a director or officer against another director or officer or by NOVA Chemicals against a director or officer except for shareholder derivative actions. For the year ended December 31, 2006, the total annual premium in respect of such insurance was $962,582, which was paid entirely by NOVA Chemicals.

        Directors of NOVA Chemicals are also party to indemnity agreements with NOVA Chemicals pursuant to which the Corporation has agreed to indemnify such directors from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the Canada Business Corporations Act, NOVA Chemicals' governing statute.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources Committee

        The Human Resources Committee of the Board of Directors is responsible for the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy's implementation. As at December 31, 2006, the Human Resources Committee was composed of Messrs. Stanford (Chairman), Blumberg and Hawkins, Mrs. Rennie and Drs. Boer and Creighton. Mrs. Rennie is not standing for re-election at the Meeting. None of the members of the Committee is or was formerly an officer or employee of NOVA Chemicals or any of its subsidiaries.

        The Chairman of the Committee has direct access to an independent external consultant, Towers Perrin, on compensation and human resources matters. Towers Perrin provides objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Committee in making informed, fair and reasonable decisions. During fiscal 2006, Towers Perrin attended all Committee meetings at which compensation matters were addressed. Towers Perrin also provides actuarial services for the Corporation's North American defined benefit pension plans.

Report of the Human Resources Committee

        The Human Resources Committee's mandate includes all executive compensation matters. NOVA Chemicals' executive compensation policies are designed to provide competitive compensation to enable NOVA Chemicals to attract and retain executives that will make significant contributions to NOVA Chemicals' annual and long-term goals.

        The major elements of the executive compensation program are base salary, annual performance incentives, equity based long-term compensation through the granting of stock options, EAUs and/or RSUs and non-cash compensation. The Human Resources Committee annually monitors comparative total compensation information, using data prepared by Towers Perrin, to ensure that target levels of overall compensation are competitive with similar North American chemical organizations. In any particular year, NOVA Chemicals' executive officers may be paid more or less than executive officers at comparable organizations depending on corporate and business unit performance, and individual and team contributions.

  Base Salaries

        Base salaries for all executive officers are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through an annual comparative salary survey of approximately 12 North American chemical organizations. Base salary is targeted at the median (50th percentile) of the survey group for all executive officers except the CEO whose base salary is targeted at the 75th percentile. Individual salaries within a range are determined by each officer's experience, expertise, contribution to NOVA Chemicals and market competitiveness.

        In 2006, based on a competitive analysis, base salaries for the executive officers were increased by approximately 2.9%. In 2006, Mr. Lipton's base salary was $1,150,000. For 2007, his base salary was increased to $1,200,000.

  Annual Performance Incentives

        Annual performance incentives are awarded under the Management Incentive Plan, which is designed to recognize the contributions to corporate and business results of executive officers, senior managers and other leaders. The Management Incentive Plan constitutes a significant part of compensation. This plan provides for annual cash awards based on corporate, business unit, and team and individual performance, measured against objectives which are determined at the beginning of each calendar year. As the executive's responsibility level increases, the Management Incentive Plan represents an increasing portion of total compensation.

        The guiding principle of the plan is to achieve a total cash compensation position, including base salary and incentive compensation award, in a range between the 50th and 75th percentile of similar North American chemical organizations if performance objectives, as approved by the Board, are achieved.

        Incentive compensation awards are based on three components:

  (a)
  corporate performance - based on the achievement of net operating income, controllable costs and cash flow cycle time targets;

  (b)
  business unit performance - based on the achievement of business related objectives, such as financial targets, improvement in environment, health and safety performance, operating performance, or other specific objectives; and

  (c)
  team and individual performance - based upon the achievement of specific team and individual objectives.

        Target incentive compensation awards, based on a participant's level of responsibility, are set and communicated to participants at the beginning of each year. For executive officers other than the CEO, 2006 target awards were weighted 40% on team and individual performance, 30% on business unit performance and 30% on corporate performance. The weighting factors for the CEO are 50% net operating income and 50% individual performance.

        The actual incentive compensation award paid each year, if any, is determined with reference to achievements in the components set out above. Incentive compensation awards are not paid to any executive officers, including the CEO, if minimum performance targets are not met. If target performance levels are reached, the target incentive compensation award is payable. Provision is made in the plan to pay incentive compensation awards in excess of the target award, to a maximum established by the Board, if performance in a year is exceptional. The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components. In administering the plan, the Human Resources Committee may use its judgment in varying the amounts payable to executives. Members of NOVA Chemicals' Executive Leadership Team may elect to receive their incentive compensation awards as cash or DSUs (see "Deferred Share Unit Plans").

        The incentive compensation award for Mr. Lipton is based on the terms of the Management Incentive Plan, making him eligible in 2006 for an incentive compensation award of 100% of base salary if target was achieved and up to 250% if it was significantly exceeded. On that basis, the incentive compensation award for service in 2006 was 114% of target based on 0% achievement of the net operating income target and 228% achievement of individual performance objectives. Mr. Lipton was awarded $1,311,000 for his 2006 incentive compensation award.

  Equity Based Long-Term Compensation

        NOVA Chemicals sponsors several equity based incentive plans to provide long-term incentives and compensation to key employees at a competitive level with other comparable North American chemical organizations and to align the interests of management more closely with those of shareholders. Periodic reviews are conducted to ensure that NOVA Chemicals' equity based incentive plans provide comparable expected value to similar North American chemical organizations. Eligible employees can elect to receive, subject to the discretion of the Board, equity based incentive awards as options, EAUs and/or RSUs. The objective of offering a choice between options, EAUs and RSUs is to allow eligible employees to align the expected value of the equity based incentive plans with their individual risk preferences and time horizons.

        Equity based compensation grants awarded to each key employee, including executive officers, are determined by the Board on the recommendation of the Human Resources Committee. The Human Resources Committee, in determining the number of options, EAUs or RSUs to award, considers the employee's base salary, level of responsibility and performance, as well as each eligible employee's election with respect to options, EAUs and/or RSUs. In determining an equity compensation award, the Board does not consider the number or the terms of outstanding awards.

        A description of each of these plans follows.

  A.    Option Plan

        The exercise price of the options granted is equal to the closing price of the Common Shares on the TSX or the NYSE on the date of grant. Each option may be exercised over a 10 year period and options generally vest as to one-quarter at the date of grant and an additional one-quarter per year for the next three years. The Board may, in its discretion, modify the vesting period.

        The Option Plan authorizes a maximum of 13,000,000 Common Shares to be issued pursuant to options granted under the Option Plan at any one time. As of December 31, 2006, NOVA Chemicals had issued 6,012,003 Common Shares under the Option Plan representing approximately 7.28% of its issued and outstanding Common Shares. NOVA Chemicals has reserved an additional 7,678,352 Common Shares representing 9.3% of its issued and outstanding Common Shares. As of December 31, 2006, there were 5,478,697 options to acquire Common Shares outstanding and 2,199,655 options to acquire Common Shares remaining available for future grants. The maximum number of Common Shares that may be (i) issued to insiders within any one-year period, or (ii) reserved for issuance to insiders at any time, under the Option Plan and any other security based compensation arrangement, is limited to 10% of the issued and outstanding Common Shares. The total number of Common Shares that may be issued to any one individual under the Option Plan is limited to a maximum of 5% of the issued and outstanding Common Shares.

        The Option Plan provides that all options include share appreciation rights, or SARs, so that each option may be exercised by the holder as a SAR rather than as an option. The share appreciation rights entitle the optionholder to receive a number of Common Shares determined on the basis of the appreciation value of the options from the date of grant to the exercise date. The appreciation value is calculated as the difference between the closing price of the Common Shares on the TSX or the NYSE, as applicable, on the date of grant and the closing price of the Common Shares on the TSX or the NYSE, as applicable, on the date before the employee exercises the SAR. In addition, the Board may, in its discretion, require an optionholder to receive cash in lieu of Common Shares on the exercise of a SAR. The exercise of a SAR results in the cancellation of any related option.

        Termination of employment, other than by reason of death or retirement, will result in an employee only being able to exercise options which have vested for a period of 30 days following such termination. The Human Resources Committee may waive the early termination period, provided that it does not extend beyond 10 years from the date of grant. Options may not be assigned. Adjustments will be made by the Board to the number of Common Shares available for options and the number of Common Shares delivered to an optionholder upon exercise of an option in certain circumstances, including a stock dividend, consolidation, reclassification, amalgamation or merger to prevent substantial dilution or enlargement of the rights granted to optionholders.

        The Board may interpret the Option Plan, prescribe, amend and rescind rules and regulations relating to it. The Board may alter, suspend or discontinue the Option Plan, provided, however, that such alteration, suspension or discontinuance will not remove any of the rights an optionholder has under any option agreement. Any amendments required to be approved by shareholders will not become effective until such approval is received.

        At the Meeting, shareholders will be asked to consider, and if thought appropriate, approve amendments to the Option Plan to (i) specify the types of amendments to the Option Plan or any options granted thereunder that will require shareholder approval; and (ii) permit any option granted under the Option Plan that is scheduled to expire or terminate during, or within 10 business days following, a trading black-out period to be exercised within 10 business days following such trading black-out period (for more information on the proposed amendments, see "Amendment of the Option Plan").

        In 2006, Mr. Lipton elected to receive his equity based long-term compensation as options and was awarded 439,500 options. In February 2007, Mr. Lipton elected to receive, and the Board awarded, his equity based long-term compensation as RSUs (See "C. Restricted Stock Unit Plan" below).

  B.    Equity Appreciation Plan

        In February 2000, NOVA Chemicals adopted the Equity Appreciation Plan ("EAP"). The EAP has similar terms with respect to valuation, vesting and expiry dates as the Option Plan. The Board may set the exercise value of an EAU equal to the closing price of the Common Shares on the TSX or NYSE on the date of grant. EAUs may be redeemed for cash over a 10 year period and generally vest as to one-quarter on the date of grant and an additional one-quarter per year for the next three years. Alternate vesting, up to full vesting at the date of grant, may be granted at the Board's discretion.

  C.    Restricted Stock Unit Plan

        The Restricted Stock Unit Plan ("RSUP") was adopted in September 2003 to complement the Option and Equity Appreciation Plans.

        Generally, each RSU vests on the third anniversary of the grant date and is valued using the closing price on the TSX or NYSE on that date. RSUs are paid in cash or shares purchased in the open market, at NOVA Chemicals' discretion, before the end of the calendar year in which they vest. During the restricted period, dividend equivalents are credited to each RSU account based on the number of RSUs in the account on the dividend record date, the dividend payment paid to shareholders per Common Share and the closing price of Common Shares on the dividend payment date. RSUs are not Common Shares and do not carry rights of Common Shares.

        In February 2007, Mr. Lipton elected to receive his equity based long-term compensation as RSUs and the Board awarded him 185,508 RSUs.

  Non-Cash Compensation

        Non-cash compensation includes employee benefits and perquisites. NOVA Chemicals' non-cash compensation programs are designed to approximate the median of North American chemical organizations. Non-cash compensation is monitored periodically. Mr. Lipton does not receive any non-cash compensation that is different from that received by other executive officers, other than as described under "Supplementary Pension Agreements" and "Employment Contracts".

  Deferred Share Unit Plans

        NOVA Chemicals implemented a Key Employee Deferred Share Unit Plan ("Original DSUP") in 1999 as a means to further link the interest of key employees, specifically members of its Executive Leadership Team (and directors, see "Compensation of Directors"), to the creation of shareholder value. In 2005, NOVA Chemicals adopted a new DSUP for key employees resident in the United States to comply with the requirements of Section 409A of the Internal Revenue Code of 1986 ("409A DSUP" and collectively with the Original DSUP, "DSUPs").

        Under the DSUPs, key employees may elect on an annual basis to receive all or a portion of their award under the Management Incentive Plan in DSUs economically equivalent to NOVA Chemicals' Common Share value. The amount of the incentive compensation award that a key employee elects to allocate to the DSUPs is converted to an equivalent number of DSUs based on the market value of NOVA Chemicals' Common Shares as at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the year end prior to the performance period). When a dividend is declared on Common Shares the value of the dividend is added, as full or part units, to the DSU accounts of the key employees. DSUs are not Common Shares and do not carry rights of Common Shares.

        Under the Original DSUP, individuals must hold DSUs until they are no longer an employee or director of NOVA Chemicals. A key employee can elect to receive the value of his or her DSU account up to the end of the year following his or her separation from service. At such time NOVA Chemicals will pay the key employee the value of the DSUs in the key employee's DSU account less applicable withholding taxes (at ordinary income tax rates). Under the 409A DSUP, the value of the DSU account for a U.S. key employee for performance years 2005 and later is determined as of the key employee's separation date and paid no earlier than six months following the key employee's separation from service.

        Mr. Lipton participated in the Original DSUP since its inception until December 31, 2004. Based on NOVA Chemicals' Common Share price of $27.90 on the NYSE on December 29, 2006, the value of his total DSU account as at that date was $7,227,272.

BY THE HUMAN RESOURCES COMMITTEE
J.M. Stanford (Chairman) J.A. Blumberg F.P. Boer	J.V. Creighton K.L. Hawkins J.G. Rennie

Compensation of Officers

        The following table sets forth the compensation paid by NOVA Chemicals to (i) its CEO; (ii) its Chief Financial Officer ("CFO"); (iii) each of NOVA Chemicals' three most highly compensated executive officers, other than its CEO and CFO, who were serving as executive officers at the end of the 2006 fiscal year; and (iv) Messrs. Poole and Spiess, who would have been included under (iii) except that they were not serving as executive officers at the end of the 2006 fiscal year (the "Named Executive Officers", or "NEOs"), in each case in respect of the fiscal years ended December 31, 2006, 2005 and 2004. All executive compensation amounts paid in Canadian dollars are expressed in U.S. dollars using the following exchange rates: 2006: $1.00 Canadian = $.8846 U.S.; 2005: $1.00 Canadian = $.8259 U.S.; and 2004: $1.00 Canadian = $.7674 U.S.

Summary Compensation Table
		Annual Compensation					Equity Based Long Term Compensation
Awards
Name and Principal Position	Year		Salary (1)		Management Incentive Plan Payments (2)	Other Annual Compensation (3)	Securities Under Options and EAUs Granted (4)(5)	Restricted Shares or RSUs (5)(6)		All Other Compensation (7)

J. M. Lipton President & CEO	2006 2005 2004	$ $ $	1,150,000 1,100,000 1,000,000	$ $ $	1,311,000 1,056,000 1,830,000	$84,245 $97,600 $52,700	439,500 295,700 456,400	N/A N/A N/A	$ $ $	201,400 167,200 171,000

L. A. MacDonald Senior Vice President & CFO	2006 2005 2004	$ $ $	385,000 375,000 350,000	$ $ $	291,300 197,000 305,500	N/A N/A N/A	N/A N/A N/A	$712,250 $693,750 $507,500	$ $ $	80,400 558,100 55,000	(8)

W. Mirosh Vice President and President Olefins & Feedstocks	2006 2005 2004	$ $ $	314,194 293,337 272,556	$ $ $	161,300 113,800 186,900	N/A N/A N/A	13,150 4,650 15,700	N/A $82,500 N/A	$ $ $	28,300 18,000 30,800

J. S. Mustoe Senior Vice President, Chief Legal Officer and Corporate Secretary	2006 2005 2004	$ $ $	385,000 375,000 350,000	$ $ $	323,100 195,000 308,400	N/A N/A N/A	28,400 N/A 14,900	$356,150 $693,750 $469,900	$ $ $	69,000 56,300 60,700

C. D. Pappas Senior Vice President and COO	2006 2005 2004	$ $ $	410,000 400,000 375,000	$ $ $	298,400 197,000 298,600	N/A N/A N/A	N/A 10,400 47,900	$758,500 $555,000 $167,800	$ $ $	177,700 546,000 50,300	(9) (10)

A. T. Poole Retired Executive Vice President(11)	2006 2005 2004	$ $ $	187,500 375,000 350,000	$ $ $	112,500 184,000 325,200	N/A N/A N/A	N/A N/A N/A	$693,750 $693,750 $626,500	$ $ $	3,366,400 148,100 69,400	(12)(13)(14) (15)

D. H. Spiess Retired Senior Vice President(16)	2006 2005 2004	$ $ $	307,500 400,000 375,000	$ $ $	533,000 214,000 334,900	N/A N/A N/A	N/A N/A 16,000	$758,500 $740,000 $503,400	$ $ $	3,391,000 61,200 62,300	(17)(18)(19)

Notes:
(1)	See "Report of the Human Resources Committee — Base Salaries".
(2)
NOVA Chemicals has in place a Management Incentive Plan which has clear objectives for participants and as such does not operate as a "bonus" plan. See "Report of the Human Resources Committee — Annual Performance Incentives". Incentive compensation awards under the Management Incentive Plan are earned in the year reported and paid the following year unless the executive elected to defer all or a portion of his award under NOVA Chemicals' DSUPs.

Members of NOVA Chemicals' Executive Leadership Team can elect to contribute all or a portion of their annual incentive compensation award to the DSUPs. For further information, see "Report of the Human Resources Committee — Deferred Share Unit Plans". The elections of the NEOs, other than Mr. Mirosh who is not a member of the Executive Leadership Team and, therefore, not eligible to participate in the DSUPs, are listed below:

	2006	2005	2004
J. M. Lipton	0%	0%	100%
L. A. MacDonald	100%	0%	50%
J. S. Mustoe	0%	0%	100%
C. D. Pappas	100%	0%	0%
A. T. Poole	100%	100%	100%
D. H. Spiess	0%	0%	100%

Where an election has been made to defer all or a portion of an annual incentive compensation award to a DSUP, the dollar value reported in this column represents the pre-tax value of the DSUs at the time of the award.

Corporate objectives were 83% of target for 2006, 0% of target for 2005 and 86% of target for 2004. In accordance with the terms of the Management Incentive Plan, the Human Resources Committee awarded a special incentive award to plan participants, other than the CEO, to recognize the Corporation's exemplary performance in controllable costs and Responsible Care in 2006.
(3)
Each NEO receives benefits and perquisites in addition to base salary and incentive compensation awards. The value of these benefits and perquisites for each NEO, other than the CEO, does not exceed the lesser of Cdn. $50,000 or 10% of the total annual salary and incentive compensation payment.
For Mr. Lipton, the amount of other annual compensation includes $58,180, $70,800 and $37,800 for his personal use of the Corporation's aircraft in 2006, 2005 and 2004, respectively.
(4)
This column shows the total number of Common Share options and/or EAUs granted to each NEO during each respective year. In 2004, Messrs. Lipton, Mustoe, Pappas and Spiess were granted EAUs rather than options.
(5)
Each year since 2004, the Board has thought it appropriate to provide key employees the opportunity to elect to receive their equity based long-term compensation as options or EAUs and/or RSUs. The NEO's elections have been as follows:
	2006		2005		2004
	Options/EAUs	RSUs	Options/EAUs	RSUs	Options/EAUs	RSUs
J. M. Lipton	100%	—	100%	—	100%	—
L. A. MacDonald	—	100%	—	100%	—	100%
W. Mirosh	100%	—	50%	50%	100%	—
J. S. Mustoe	50%	50%	—	100%	25%	75%
C. D. Pappas	—	100%	25%	75%	75%	25%
A. T. Poole	—	100%	—	100%	—	100%
D. H. Spiess	—	100%	—	100%	25%	75%
(6)
This column discloses the value of RSUs as of the date of grant. The Board adopted the RSUP in September 2003 and the first grants were awarded in 2004. When a dividend is declared on the Common Shares, the value of the dividend is added as full or partial units to the RSU accounts. For further information, see "Report of the Human Resources Committee — Restricted Stock Unit Plan". With the exception of Mr. Lipton, all of the NEOs held RSUs as of December 31, 2006. The values of RSUs granted and dividend equivalents earned thereon on an aggregate basis and for each of 2006, 2005 and 2004 based on the closing NYSE Common Share price of $27.90 on December 29, 2006 were as follows:

	Total		2006		2005		2004
	RSUs	U.S. $	RSUs	U.S. $	RSUs	U.S. $	RSUs	U.S. $
Mr. MacDonald	54,894	$1,531,543	21,163	$590,448	15,035	$419,477	18,696	$521,618
Mr. Mirosh	1,789	$49,913	—	—	1,789	$49,913	—	—
Mr. Mustoe	42,925	$1,197,608	10,581	$295,210	15,035	$419,477	17,309	$482,921
Mr. Pappas	40,746	$1,136,813	22,536	$628,754	12,028	$335,581	6,182	$172,478
Mr. Poole	36,642	$1,022,312	21,606	$602,807	15,036	$419,504	—	—	(13)
Mr. Spiess	38,574	$1,076,214	22,536	$628,754	16,038	$447,460	—	—	(19)
Generally, RSUs vest on the third anniversary of the grant date, however, RSUs granted in 2004 vest on the earlier of the third anniversary of the grant date or the holder's retirement date.
(7)
This column includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of each NEO, employer contributions to the NOVA Chemicals or NOVA Chemicals Inc. Savings and Profit Sharing Plan and the NOVA Chemicals defined contribution pension option, the value of the dividend equivalents earned under the DSUPs and the RSUP, and currency exchange related payments, retiring allowances and RSU payments, where applicable.
(8)	In 2005, a currency exchange related payment of $510,515 was made to Mr. MacDonald.
(9)	In 2006, Mr. Pappas received a taxable benefit of $128,000 relating to imputed interest on a loan from NOVA Chemicals (see "Indebtedness of Directors and Executive Officers").
(10)	In 2005, a currency exchange related payment of $511,420 was made to Mr. Pappas.

(11)	Mr. Poole retired as Executive Vice President of the Corporation on July 1, 2006. The amounts reported for 2006 represent compensation he received from January to June 2006.
(12)
In 2006, a lump sum payment of $2,530,529 was made to Mr. Poole pursuant to his Employment Agreement (see "Employment Agreements" below for a discussion of the terms of Mr. Poole's employment agreement).
(13)
In 2006, Mr. Poole received payment for RSUs granted in 2004 which vested on his retirement date. Mr. Poole was paid Cdn. $735,643 based on the closing price of the Common Shares on the TSX on June 30, 2006, the last trading date immediately preceding his retirement date.
(14)	In 2006, a currency exchange related payment of $122,600 was made to Mr. Poole.
(15)	In 2005, a currency exchange related payment of $89,500 was made to Mr. Poole.
(16)	Mr. Spiess retired as Senior Vice President of the Corporation on September 30, 2006. The amounts reported for 2006 represent compensation he received from January to September 2006.
(17)
A retiring allowance of $1,765,521 will be paid to Mr. Spiess pursuant to his Employment Agreement (see "Employment Agreements" below for a discussion of the terms of Mr. Spiess' employment agreement). The payment will not be made until April 2007, six months after his separation of service, as required under section 409A of the Internal Revenue Code.
(18)	In 2006, a currency exchange related payment of $967,090 was made to Mr. Spiess.
(19)
In 2006, Mr. Spiess received payment for RSUs granted in 2004 which vested on his retirement date. Mr. Spiess was paid U.S.$567,847 based on the closing price of the Common Shares on the NYSE on September 29, 2006, the last trading date immediately preceding his retirement date.

        For 2006, the aggregate cash compensation for the seven NEOs was approximately $13,492,000.

Stock Option Grants

        The table below shows the number of options under the Option Plan granted to each of the NEOs in 2006 together with the percentage that the option grant represents of total options granted by NOVA Chemicals to its employees and employees of its subsidiaries in fiscal 2006, the per security exercise value, the per security market value of the underlying securities on the date the options were granted and the expiration date of the options granted. Messrs. MacDonald, Pappas, Poole and Spiess elected to receive, and were granted, only RSUs in 2006. Mr. Mustoe elected to receive and was granted 50% of his equity based long-term compensation as options and 50% as RSUs in 2006. See "Report of the Human Resources Committee — Equity Based Long-Term Compensation".

Option Grants
Name	Options Granted (#)	% of Total Options Granted to Employees in 2006		Exercise or Base Price (1)	Market Value of Securities Underlying Options on the Date of Grant (1)	Expiration Date

J. M. Lipton	439,500	43.63	(2)	U.S. $33.95	U.S. $33.95	February 14, 2016

W. Mirosh	13,150	1.31		Cdn. $39.22	Cdn. $39.22	February 14, 2016

J. S. Mustoe	28,400	2.82		U.S. $33.95	U.S. $33.95	February 14, 2016

Notes:
(1)
The exercise value of an option granted under the Option Plan was determined by the Board to be the closing market price on the NYSE for U.S. residents and the TSX for Canadian residents on the date the grant was made. Options are generally granted for a term of 10 years, exercisable on a cumulative basis as to 25% in the first 12 months, 25% in the second 12 months, 25% in the third 12 months and 25% thereafter for the term of the option.
(2)
In 2006, 43% of the total value of equity based long-term compensation awarded to all eligible employees was granted as options. The remainder was granted as RSUs. Mr. Lipton was granted 29% of the total value of equity based long-term compensation awarded to all eligible employees in 2006.

        The table below shows the number of Common Shares acquired on exercise of options and the awards paid on the exercise of options or redemption of EAUs during fiscal 2006 by each of the NEOs, together with the aggregate dollar value realized on such exercises or redemptions, the total number of Common Shares available for acquisition under options and EAUs available for redemption, both vested and unvested, and the dollar value of "in-the-money" unexercised options and EAUs not yet redeemed, both vested and unvested.

Aggregated Option and EAU Exercises During the Year and Financial Year-End Option and EAU Values
						Value of Unexercised or Unredeemed In-the-Money (1)(2) Options and EAUs at December 31, 2006 in U.S. $
				Unexercised Options and Unredeemed EAUs at December 31, 2006
	Securities Acquired on Exercise of Options or Redemption of EAUs		Aggregate Value Realized in U.S. $
Name				Non-Vested	Vested	Non-Vested	Vested

J. M. Lipton	60,542	(3)	$1,022,811	591,575	3,039,608	$0	$18,324,864	(4)

L. A. MacDonald	3,178	(5)	$52,967	0	152,504	$0	$732,564

W. Mirosh	0		$0	16,113	37,487	$0	$110,386

J. S. Mustoe	0		$0	25,025	252,225	$0	$1,234,878	(4)

C. D. Pappas	0		$0	17,175	120,825	$0	$429,767	(4)

A. T. Poole	0		$0	0	296,500	$0	$1,107,966

D. H. Spiess	186,743	(6)	$1,546,308	4,000	190,800	$0	$1,544,874	(4)

Notes:
(1)
Option values for options granted prior to 2005 are calculated as the difference between the closing price of Common Shares on the TSX on December 29, 2006 ($32.50 Canadian) and the exercise price of the related option. Value has been converted to U.S. dollars at the closing exchange rate on December 29, 2006 ($1.00 Canadian = $.8581 U.S.). EAU values and option values for options granted in 2005 and 2006 are calculated as the difference between the closing price of Common Shares on the NYSE on December 29, 2006 ($27.90 U.S.) and the exercise value of the related EAU or option.
(2)	"In-the-money" means that the market value of the Common Shares underlying the option or EAU on that date exceeds the option exercise price or the EAU exercise value.
(3)
Mr. Lipton exercised 60,542 options, that were due to expire, as SARs. Upon exercise, 29,613 Common Shares were issued and immediately sold. Aggregate value has been converted to U.S. dollars at an exchange rate of $1.00 Canadian = $.8719 U.S., the average of the exchange rates on the dates of exercise.
(4)
These numbers include options and EAUs. Mr. Lipton was awarded EAUs rather than options from 2000 to 2004, Messrs. Pappas and Spiess were awarded EAUs from 2001 to 2004 and Mr. Mustoe was awarded EAUs from 2002 to 2004 (see "Report of the Human Resources Committee — Equity Based Long-Term Incentives — B. Equity Appreciation Plan"). The following table details for these NEOs the number of unexercised options and unredeemed EAUs and the in-the-money value of options and EAUs as at December 31, 2006:

	Options				EAUs
			Value of Unexercised In-the-Money Options at December 31, 2006 in U.S. $
	Unexercised Options at December 31, 2006				Unredeemed EAUs at December 31, 2006		Value of Unredeemed In-the-Money EAUs at December 31, 2006 in U.S. $
Name
	Non-Vested	Vested	Non-Vested	Vested	Non-Vested	Vested	Non-Vested	Vested
J. M. Lipton	477,475	1,057,808	$0	$3,277,754	114,100	1,981,800	$0	$15,047,110
J. S. Mustoe	21,300	148,600	$0	$473,907	3,725	103,625	$0	$760,971
C. D. Pappas	5,200	40,200	$0	$43,548	11,975	80,625	$0	$386,219
D. H. Spiess	0	0	$0	$0	4,000	190,800	$0	$1,544,874
(5)
Mr. MacDonald exercised 3,178 options that were due to expire. Upon exercise, 3,178 Common Shares were issued and immediately sold. Aggregate value has been converted to U.S. dollars at an exchange rate of $1.00 Canadian = $.8732 U.S., the exchange rate on the date of exercise.

(6)
Mr. Spiess exercised 186,743 options as SARs. NOVA Chemicals settled 67,500 of the options by the direct payment alternative under the Option Plan and paid Mr. Spiess a cash amount equal to the difference between the closing price of the Common Shares on the TSX on the last trading day immediately preceding the exercise and the exercise price. NOVA Chemicals settled the other 119,243 options as SARs and issued 37,753 Common Shares that were immediately sold. Aggregate value has been converted to U.S. dollars at an exchange rate of $1.00 Canadian = $.8760 U.S., the average of the exchange rates on the dates of exercise.

Pension Plans

        All salaried employees participate in NOVA Chemicals' Canadian or U.S. non-contributory pension plans. On December 31, 1999, NOVA Chemicals introduced a defined contribution pension option to its Canadian pension plans for salaried employees. Under these plans, employees could make a one-time irrevocable election to convert their defined benefits to the defined contribution pension option or remain in the defined benefit pension option. All of the Canadian executive officers elected to remain in the defined benefit pension option. All Canadian employees who joined NOVA Chemicals after December 31, 1999 are members of the defined contribution pension option.

        The Canadian defined benefit pension option provides a retirement income and a 60% surviving spouse's pension based on the employee's years of service and the average base salary of the highest 36 consecutive months, of the employee's final 10 years of service adjusted to reflect benefits payable under government sponsored plans. The U.S. plans provide a pension based on the employee's years of service and average base salary of the highest 36 consecutive months in the employee's final 10 years of service. The amount of pension may vary based on other factors including the age of the employee at retirement, the form of pension elected and predecessor plan membership. The first table illustrates the amount of annual pension received by a Canadian employee in the defined benefit plan and the second table illustrates a U.S. employee, in each case retiring at age 65 (normal retirement age) on December 31, 2006, who has not elected an optional form of pension benefit.

Canadian Pension Plan Table (in Canadian dollars)
	Years of Service
Remuneration	5	10	15	20	25	30	35

300,000	22,763	45,526	68,289	94,652	123,415	152,178	180,941
400,000	30,763	61,526	92,289	127,852	166,615	205,378	244,141
500,000	38,763	77,526	116,289	161,052	209,815	258,578	307,341
600,000	46,763	93,526	140,289	194,252	253,015	311,778	370,541
700,000	54,763	109,526	164,289	227,452	296,215	364,978	433,741
750,000	58,763	117,526	176,289	244,052	317,815	391,578	465,341
800,000	62,763	125,526	188,289	260,652	339,415	418,178	496,941
850,000	66,763	133,526	200,289	277,252	361,015	444,778	528,541
900,000	70,763	141,526	212,289	293,852	382,615	471,378	560,141
950,000	74,763	149,526	224,289	310,452	404,215	497,978	591,741
1,000,000	78,763	157,526	236,289	327,052	425,815	524,578	623,341

Notes:
(1)
NOVA Chemicals' Canadian defined benefit pension option provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory future service benefit is equal to the sum of (a) plus (b) where:
(a) is 1.0% times credited service times the lesser of
(i) Highest Average Earnings (defined below) and
(ii) Average Maximum Pensionable Earnings (defined below)
(b) is 1.6% times credited service times the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.

Highest Average Earnings is the average of the highest 36 consecutive months of base salary in the last 10 years and Average Maximum Pensionable Earnings is the three year average of the Year's Maximum Pensionable Earnings as determined in accordance with the Canada Pension Plan Act. Management Incentive Plan awards are not included for the purpose of determining pension benefits.

Canadian pension benefits for (a) married retirees, upon death, consist of 60% of the member's benefit payable to the surviving spouse for life, and (b) single retirees are payable for life and are guaranteed for five years after pension commences.
Canadian pension benefits are not subject to any deduction for social security or other offset amounts.

(2)	Estimated credited years of service to December 31, 2006 for each NEO who is a member of the Canadian defined benefit pension option are:
Mr. MacDonald	24.8 years
Mr. Mustoe	13.3 years

Mr. Poole retired on July 1, 2006 and elected to transfer his pension benefit out of the Canadian pension plan. Mr. Mirosh is a participant of the defined contribution component of the Canadian pension plan and does not have credited service under the defined benefit pension option.
(3)	Table is calculated based on service in existing and continuing prior plans and includes supplementary pension amounts described below, but does not include optional contributory pension plan.
(4)	Table shows benefit payable at age 65 if the employee left NOVA Chemicals on December 31, 2006.
(5)	Normal retirement age under the defined benefit pension option is 65, however, a member can retire with full benefit at age 62.

U.S. Pension Plan Table — Whole Life Benefit for Single Retirees (in U.S. dollars)
	Years of Service
Remuneration	5	10	15	20	25	30	35

300,000	18,000	36,000	54,000	72,000	90,000	108,000	126,000
400,000	24,000	48,000	72,000	96,000	120,000	144,000	168,000
500,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
600,000	36,000	72,000	108,000	144,000	180,000	216,000	252,000
700,000	42,000	84,000	126,000	168,000	210,000	252,000	294,000
800,000	48,000	96,000	144,000	192,000	240,000	288,000	336,000
900,000	54,000	108,000	162,000	216,000	270,000	324,000	378,000
1,000,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
1,100,000	66,000	132,000	198,000	264,000	330,000	396,000	462,000
1,200,000	72,000	144,000	216,000	288,000	360,000	432,000	504,000
1,300,000	78,000	156,000	234,000	312,000	390,000	468,000	546,000
1,400,000	84,000	168,000	252,000	336,000	420,000	504,000	588,000
1,500,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000
1,750,000	105,000	210,000	315,000	420,000	525,000	630,000	735,000
2,000,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000
2,250,000	135,000	270,000	405,000	540,000	675,000	810,000	945,000
2,500,000	150,000	300,000	450,000	600,000	750,000	900,000	1,050,000
2,750,000	165,000	330,000	495,000	660,000	825,000	990,000	1,155,000
3,000,000	180,000	360,000	540,000	720,000	900,000	1,080,000	1,260,000
3,250,000	195,000	390,000	585,000	780,000	975,000	1,170,000	1,365,000
3,500,000	210,000	420,000	630,000	840,000	1,050,000	1,260,000	1,470,000
3,750,000	225,000	450,000	675,000	900,000	1,125,000	1,350,000	1,575,000
4,000,000	240,000	480,000	720,000	960,000	1,200,000	1,440,000	1,680,000
4,250,000	255,000	510,000	765,000	1,020,000	1,275,000	1,530,000	1,785,000

Notes:
(1)
NOVA Chemicals' U.S. pension plan is a defined benefit plan. The benefit formula is 1.2% of the Final Average Earnings times the credited service. For years of service up to and including 2000, Final Average Earnings are the average of the highest 36 consecutive months of base salary in the last 10 years. Effective January 1, 2001, for senior U.S. executives, Final Average Earnings are calculated using base salary plus incentive compensation awards. Pension benefits for a single retiree is the whole life benefit as outlined above while a married retiree's benefit is a 50% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life time of the retiree in order to provide 50% of that reduced benefit to a surviving spouse.
(2)	Estimated credited years of service to December 31, 2006 for the NEOs who are members of the U.S. pension plan are:
Mr. Lipton	21.6 years
Mr. MacDonald	2.2 years
Mr. Mustoe	5.3 years
Mr. Pappas	18.5 years
Mr. Spiess retired on September 30, 2006 and elected to transfer his pension benefit out of the U.S. pension plan.
(3)	The calculations in the table include supplementary pension amounts described below.
(4)	Table shows benefit for a single employee at age 65 if the employee left NOVA Chemicals on December 31, 2006.
(5)	Normal retirement age under the U.S. pension plan is 65, however, a member can retire with full benefit at age 62.

Supplementary Pension Agreements

        NOVA Chemicals' Canadian defined benefit pension option is subject to maximum annual benefit accruals of Cdn. $2,111 per year of credited service or to any greater maximum which may be provided for in the Income Tax Act from time to time. U.S. pension plan benefits are subject to a maximum annual benefit accrual based on annual compensation of U.S. $220,000, adjusted from time to time by the Internal Revenue Service. NOVA Chemicals has entered into pension agreements with certain officers and employees which provide for supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' pension plans. These supplementary payments would be above the maximum annual benefit accrual permitted by NOVA Chemicals' pension plans and, therefore, would not be deductible for income tax purposes by NOVA Chemicals until paid to the respective officer or employee. The aggregate supplementary pension payments would be generally equivalent to the benefit which is earned under NOVA Chemicals' pension plans without the maximum annual benefit described above.

        Mr. Lipton's employment contract provides that NOVA Chemicals make up any short-fall should the value of pension benefits provided through NOVA Chemicals and Mr. Lipton's previous employer be less than the value of pension benefits that Mr. Lipton would have received had he remained with his previous employer until retirement. In addition, Mr. Lipton has an agreement which provides that he receive two years' pensionable service for every year that he serves as CEO of NOVA Chemicals.

        Mr. Pappas' employment contract provides that NOVA Chemicals will recognize his 12 years of industry service prior to joining NOVA Chemicals for purposes of calculating pension benefits. In addition, if Mr. Pappas remains employed with NOVA Chemicals until the earlier of the date a change of control occurs and September 1, 2008, NOVA Chemicals will recognize an additional 10 years of service for purposes of calculating pension benefits.

        Based on 2006 compensation and assuming each of Messrs. Lipton, MacDonald, Mustoe and Pappas, the NEOs who are active participants in NOVA Chemicals defined benefit pension plans, remains with NOVA Chemicals until his normal retirement date, the estimated annual aggregate benefits payable from the registered and supplementary plans to the NEOs on the normal retirement date are as follows: Mr. Lipton $1,821,000, Mr. MacDonald $287,000, Mr. Mustoe $182,000 and Mr. Pappas $342,000. Mr. Mirosh is not a member of a defined pension plan but is a member of the defined contribution pension option. NOVA Chemicals made employer contributions of $18,852 to the defined contribution pension option for Mr. Mirosh in 2006.

        As at December 31, 2006 (the most recent measurement date for NOVA Chemicals' pension expense), NOVA Chemicals' aggregate accrued liabilities for all participants in the supplemental plans were approximately $35.2 million. The 2006 service and interest costs for all participants in respect of the supplemental plans were approximately $3.5 million. The Corporation's independent actuaries calculate the cost of these future pension benefits each year based upon the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 18 of NOVA Chemicals' 2006 consolidated financial statements.

        The method used to determine estimated pension benefits is not identical to the method used by other companies. Therefore, the estimated pension benefits may not be directly comparable to other companies' estimated pension benefits.

Employment Contracts

        NOVA Chemicals and its subsidiaries have entered into employment contracts with each NEO. Details with respect to the compensation paid to each NEO are set out elsewhere in this Proxy Circular.

  Active Named Executive Officers

        The employment contracts provide for indefinite terms of service with each NEO. In the case of each NEO, in the event of termination of his employment other than for Cause (as defined in the employment contract) or due to his Constructive Dismissal (as defined in the employment contract), each such NEO is entitled to be paid a lump sum payment, conditional upon his execution and delivery of a release. The right to this lump sum payment terminates in the event of his death, resignation or retirement. For each NEO, these lump sum payments are based on: a) base salary in effect at the time of termination, b) Management Incentive Plan payment calculated at target, and c) vehicle benefit allowance. This lump sum amount equals 36 months of these payments for Mr. Lipton, 24 months for each of Messrs. MacDonald, Mustoe and Pappas and 18 months for Mr. Mirosh. In addition, each NEO receives continued medical, dental and life insurance coverage, and pension entitlement for a period equal to the period covered by his lump sum amount. Each NEO is also entitled to financial counseling and outplacement support.

        In addition, Mr. Lipton is entitled to limited annual use of the corporate airplane and the pension entitlement described above; see "Supplementary Pension Agreements". Mr. Pappas' agreement also provides that his industry service prior to joining NOVA Chemicals will be credited for pension purposes; see "Supplementary Pension Agreements".

        Each NEO has also agreed not to disclose or use for his own benefit Confidential Information (as defined in the employment contract), except as necessary to perform his duties to NOVA Chemicals or as required by law. Also, during his employment with NOVA Chemicals, no NEO may engage in or render services to a Competing Business (as defined in the employment contract), and for a one year period after termination of employment, no NEO may solicit customers, suppliers or employees to terminate their relationship with NOVA Chemicals.

        NOVA Chemicals has also entered into change of control agreements with each NEO currently employed by NOVA Chemicals to induce them to remain with NOVA Chemicals during the event of a change of control. The agreements provide that in the event of a change of control, and the involuntary termination or constructive dismissal of such NEO within two years of the change of control, the executive is entitled to receive salary, incentive compensation, pension accrual, benefits and other compensation for 36 months in the case of Mr. Lipton, 30 months in the case of Messrs. MacDonald, Mustoe and Pappas, and 18 months in the case of Mr. Mirosh. The agreements for Messrs. Lipton, MacDonald, Mustoe and Pappas, the current members of NOVA Chemicals' Executive Leadership Team, also include a modified double trigger which provides that they may give notice of their intention to leave the company within 30 days after one year following the change of control and receive the change of control benefits. In addition, Mr. Pappas' agreement provides that, after a change of control, if he is not serving as the chief executive officer or does not reasonably believe he is a leading candidate to assume this office upon a future vacancy, he may receive his change of control benefits.

  Retired Named Executive Officers

        On July 1, 2006, Mr. Poole retired as an officer of NOVA Chemicals. Mr. Poole's employment agreement provided that he was entitled to a lump sum payment upon termination of his employment for any reason. Accordingly, Mr. Poole was paid a lump sum payment in the amount of $2,530,529, representing 30 months base salary, Management Incentive Plan payment at target, pension and benefits entitlement, vehicle allowance and outplacement and financial counseling.

        On October 1, 2006, as part of a company wide restructuring, Mr. Spiess elected to retire from NOVA Chemicals. His employment agreement provided that he was entitled to a lump sum payment upon termination. Accordingly, Mr. Spiess will be paid a retiring allowance in April 2007 in the amount of $1,765,521, representing 24 months base salary, Management Incentive Plan payment at target, vehicle allowance, and outplacement and financial counseling. The payment of the retiring allowance is being withheld for six months after Mr. Spiess' separation from service as required under Section 409A of the Internal Revenue Code. In addition, he will receive continued medical, dental and life insurance coverage.

Indebtedness of Directors and Executive Officers

        The following tables set forth information relating to the indebtedness of all current and former directors and executive officers of NOVA Chemicals, and each associate of any such executive officer or director, as at February 8, 2007 and during fiscal year 2006.

Aggregate Indebtedness ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity

Share purchase	0	0

Other	550,000(1)	0

Indebtedness of Directors and Executive Officers Under Securities Purchase and Other Programs
Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During 2006 ($)	Amount Outstanding as at February 8, 2007 ($)	Financially Assisted Securities Purchases During 2006 (#)	Security for Indebtedness	Amount Forgiven During 2006 ($)

Securities Purchase Programs	—	0	0	0	—	0

Other Programs

C. D. Pappas Senior Vice President and COO(1)	Lender	550,000	0	0	—	0

Note:
(1)
In July 2001, NOVA Chemicals loaned the amount of $550,000 to Mr. Pappas to assist in his relocation to Pittsburgh, Pennsylvania. The loan was unsecured, non-interest bearing and had a term to maturity of five years at which time the entire amount was due. Mr. Pappas repaid the loan in July 2006. This loan was granted prior to the enactment of the United States Sarbanes-Oxley Act of 2002 ("SOX"); accordingly it was not a prohibited loan under SOX.

Compensation of Directors

        Directors who are not full time employees of NOVA Chemicals receive compensation in respect of their service as directors. NOVA Chemicals compensates directors according to the same philosophy used to compensate senior management. An annual survey is conducted to determine the median compensation for directors in similar companies in the North American chemical industry and NOVA Chemicals' total compensation for directors is set at the median value of those companies' total compensation.

        The total compensation for non-employee directors includes an annual retainer, attendance and travel fees, and equity based compensation, which may include options, EAUs or RSUs. Non-employee directors received the following fees effective as of January 1, 2006:

Annual Retainer Fee(1)	$45,000

Additional Retainer Fee Paid to Committee Chairs(2)
• Audit, Finance and Risk	$12,500
• Human Resources	$10,000
• Public Policy and Responsible Care	$10,000

Attendance Fee for each Committee or Board Meeting Attended	$1,500

Travel Fee for
• travel outside of province or state	$1,000
• travel outside of country	$2,000

Notes:
(1)	In 2006, Mr. Newall, the current Chairman of the Board, was paid an annual retainer fee of $150,000. Mr. Newall is not standing for re-election at the Meeting.
(2)	Mr. Newall was not paid an Additional Retainer Fee for chairing the Corporate Governance Committee. Instead he was paid $2,300 for each Corporate Governance Committee meeting he chaired.

        Mr. Newall was paid a total fee of $181,000 by NOVA Chemicals for his duties as Chairman of the Board during 2006. In addition, NOVA Chemicals provided technical and office support services for Mr. Newall in 2006 valued at $164,700.

        In addition to the Board Committees, Mr. Blumberg and Dr. Boer co-chair the Technical Advisory Committee and are each paid an attendance fee of $7,000 for Technical Advisory Committee meetings that they chair.

        For 2007, based on the directors' compensation survey conducted by Towers Perrin, no adjustments were made to non-employee directors' compensation.

        The non-employee directors are eligible to participate in the Director Share Purchase Plan under which each participating director may elect to have some or all of his or her annual retainer and attendance and travel fees paid to a custodian at the end of each calendar quarter. The custodian uses the funds to purchase Common Shares in the open market on behalf of the participating director.

        The non-employee directors are also eligible to participate in the Director Deferred Share Unit Plans (the "Director DSUPs"). Under the Director DSUPs, non-employee directors may elect, on an annual basis, to receive all or a portion of their retainer, or attendance and travel fees for the upcoming year in DSUs economically equivalent to Common Share value. The amount of the fees that a director elects to have participate in the Director DSUPs is converted to an equivalent number of DSUs based on the market value of Common Shares at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned). When a dividend is declared on Common Shares, the value of the dividend is added, as full or part units, to the Director DSU account. DSUs are not Common Shares and do not carry rights of Common Shares.

        A director must hold the DSUs until he or she is no longer a director or employee of NOVA Chemicals. For DSUs earned prior to December 31, 2004, at any time prior to the end of the year following the year in which a director separates from NOVA Chemicals, the director can elect to receive payment of his or her Director DSU account. At such time, NOVA Chemicals will pay the director the value of the DSUs in the Director DSU account less applicable withholdings. DSUs earned after January 1, 2005 are valued as of the date of a director's separation from NOVA Chemicals and paid less applicable withholdings as soon as practicable thereafter.

Equity Based Compensation for Non-Employee Directors

        Non-employee directors are eligible to receive equity based compensation. For each non-employee director, the value of this component of compensation is approximately equal to the difference between the total compensation paid to the median of the North American chemical comparator group and the director's annual retainer and meeting fees.

        Non-employee directors may elect to receive their awards as options, EAUs or RSUs. Options entitle the non-employee director to purchase Common Shares at a price equal to the closing trading price for Common Shares on the TSX or the NYSE on the day on which the options were granted. EAUs and RSUs also allow non-employee directors to benefit from appreciation in the price of Common Shares. Upon redemption of an EAU, a director is paid, in cash, the difference between the closing prices of the Common Shares on the NYSE on the date of redemption and the date of grant, less applicable withholdings. RSUs are paid by the end of the year in which they vest, in cash or Common Shares purchased on the open market, less applicable withholdings.

        In February 2006, the non-employee directors were granted equity based compensation as follows:

	Options (Exercise Price Cdn. $39.22/U.S. $33.95)	RSUs
J. A. Blumberg	6,000	Nil
F. P. Boer	3,000	1,105
J. Bougie	Nil	2,210
J. V. Creighton	3,000	1,105
R. E. Dineen	3,000	1,105
L. Y. Fortier	Nil	2,210
K. L. Hawkins	3,000	1,105
A. M. Ludwick	Nil	2,210
J. E. Newall	Nil	2,651
J. G. Rennie	6,000	Nil
J. M. Stanford	6,000	Nil

        In February 2007, the non-employee directors standing for re-election were granted equity based compensation as follows:

	Options (Exercise Price Cdn. $36.69/U.S. $31.05)	RSUs
J. A. Blumberg	Nil	2,416
F. P. Boer	2,850	1,208
J. Bougie	Nil	2,416
J. V. Creighton	Nil	2,416
R. E. Dineen	Nil	2,416
L. Y. Fortier	Nil	2,416
K. L. Hawkins	Nil	2,416
A. M. Ludwick	5,650	Nil
J. M. Stanford	5,650	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table sets forth information as at December 31, 2006 relating to NOVA Chemicals' Option Plan, the only equity compensation plan maintained by NOVA Chemicals pursuant to which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)

Equity compensation plans approved by securityholders	4,286,234 1,192,463	(1) (2)	Cdn. $29.48 U.S. $38.60	2,199,655

Equity compensation plans not approved by securityholders	—		—	—

Total	5,478,697		Cdn. $29.48 U.S. $38.60	2,199,655

Notes:
(1)	Outstanding options priced in Canadian dollars.
(2)	Outstanding options priced in United States dollars.

Total Return Performance

        The following graph demonstrates a five calendar year comparison of cumulative total return (assuming reinvestment of dividends) performance based upon an initial investment of Cdn. $100 invested on December 31, 2001 in Common Shares as compared with the S&P/TSX Composite Index.

Note:
(1)	The closing price for NOVA Chemicals Common Shares on the TSX on December 29, 2006 was Cdn. $32.50 and on February 8, 2007 was Cdn. $36.69.

REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE

        The Audit, Finance and Risk Committee ("AFR Committee"), whose members are Messrs. Hawkins (Chairman), Bougie, Dineen and Ludwick and Mrs. Rennie, is governed by a mandate, a copy of which is attached as Annex B to this Proxy Circular and which can also be accessed at www.novachemicals.com. NOVA Chemicals has also adopted a Code of Ethics for the CEO and senior financial officers, including the CFO, which can be accessed at www.novachemicals.com. All of the AFR Committee members are "independent" as that term is defined by the CSA's Multilateral Instrument 52-110 — Audit Committees ("Multilateral Instrument 52-110"), the SEC rules and the NYSE listing standards. All members are considered to be "financially literate" for purposes of Multilateral Instrument 52-110, and each of Messrs. Hawkins and Ludwick and Mrs. Rennie have been determined to be an "audit committee financial expert" in accordance with SEC rules. Mrs. Rennie serves on the audit committees of four other public companies. The Board has determined that such service does not impair her ability to serve effectively on the AFR Committee of NOVA Chemicals. Mrs. Rennie is not standing for re-election at the Meeting.

        The AFR Committee assists the Board in fulfilling its oversight responsibilities relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements. In fulfilling its oversight responsibilities, the AFR Committee reviewed the audited financial statements with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The AFR Committee reviewed with Ernst & Young LLP, the independent auditors, their judgments as to the quality, not just the acceptability, of NOVA Chemicals' accounting principles and such other matters as are required to be discussed with the AFR Committee under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board, including the matters to be discussed in accordance with Statement of Auditing Standards No. 61. In addition, the AFR Committee has discussed with the independent auditors the auditors' independence from management and NOVA Chemicals including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 and concluded that Ernst & Young LLP is independent in accordance with this standard and the Canadian standards for auditor independence.

        The AFR Committee discussed with NOVA Chemicals' internal and independent auditors the overall scope and plans for their respective audits. The AFR Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of NOVA Chemicals' internal controls, and the overall quality of NOVA Chemicals' financial reporting.

        In reliance on the reviews and discussions referred to above, the AFR Committee recommended to the Board (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 40-F for the year ended December 31, 2006 for filing with the SEC.

BY THE AUDIT, FINANCE AND RISK COMMITTEE
K.L. Hawkins (Chairman) J. Bougie R.E. Dineen	A.M. Ludwick J.G. Rennie

        The above report of the AFR Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Circular into any filing under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, except to the extent that NOVA Chemicals specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Fees Billed by Ernst & Young LLP

        The following fees were billed to NOVA Chemicals by Ernst & Young LLP and approved by the Board during the prior two years:

	2006	2005
Audit Fees	$2,305,534	$2,808,386
Audit-Related Fees	194,834	233,308
Tax Fees	680,718	1,758,841
All Other Fees	2,024	1,982

Total Fees	$3,183,110	$4,802,517

        Audit fees include fees for the audit of the consolidated financial statements of NOVA Chemicals, the external auditor's reporting on the effectiveness of internal controls over financial reporting, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters, review of prospectuses and French translation of the consolidated financial statements. Fee amounts for 2006 are based on invoices relating to the 2006 year end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services that are related to the audit of the consolidated financial statements. These services include the audit of financial statements for NOVA Chemicals' pension plans and non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

        Tax fees include fees for the preparation of income tax returns, value-added tax returns, and customs filings for NOVA Chemicals and its subsidiaries, preparation of income tax returns and provision of tax advice to expatriate employees, and advice on tax-related matters.

        All other fees consisted primarily of online data base services.

Additional Information Relating to the Audit, Finance and Risk Committee

        As noted above, the AFR Committee is currently composed of Messrs. Hawkins, Bougie, Dineen and Ludwick and Mrs. Rennie. Mrs. Rennie is not standing for re-election at the Meeting. Mr. Hawkins, Chairman of the AFR Committee, graduated from North Dakota State University with a degree in business economics. In December 2005, he retired as President of Cargill Limited and Chief Executive Officer of its Canadian operations. In his capacity at Cargill Limited, Mr. Hawkins had supervisory responsibility for the finance function. Mr. Bougie graduated from the University of Montreal with a law degree and with a degree in business administration. Mr. Bougie is the past President and Chief Executive Officer of Alcan Inc. Mr. Dineen graduated cum laude from Syracuse University with an LL.B. and from Brown University with a B.A. He is of counsel to the law firm of Shearman & Sterling LLP and has extensive expertise in public finance transactions and specializes in U.S. and international private banking and financial transactions. Mr. Ludwick graduated from the University of Manitoba with a B.A., was a member of the Institute of Chartered Accountants of Manitoba from 1962-2000, and earned his M.B.A. from the Harvard University Graduate School of Business Administration. Mr. Ludwick is the retired President, Chief Executive Officer and Deputy Chairman of Claridge Inc.

        The Board approves, on the recommendation of the AFR Committee, all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, including Multilateral Instrument 52-110, the AFR Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the AFR Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2006, the AFR Committee has concluded that it does not.

SHAREHOLDER PROPOSALS

        Shareholder proposals to be considered at the 2008 annual meeting of shareholders of NOVA Chemicals must be received at the registered office of NOVA Chemicals no later than December 1, 2007 to be included in the proxy circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION

        Additional information relating to NOVA Chemicals, including its Annual Information Form dated March 1, 2007 for the fiscal year ended December 31, 2006, is filed with Canadian securities administrators. Financial information is provided in NOVA Chemicals' consolidated financial statements and related Management's Discussion & Analysis ("MD&A") for 2006. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of NOVA Chemicals' financial statements and MD&A may also be accessed at www.novachemicals.com and obtained by any person without charge by writing to NOVA Chemicals to the attention of its Corporate Secretary, 1550 Coraopolis Heights Road, Moon Township, PA 15108.

        Copies of Board and Committee mandates and other corporate governance documents are available at www.novachemicals.com.

APPROVAL OF THE BOARD OF DIRECTORS

        The contents and the sending of this Proxy Circular have been approved by the Board of Directors of NOVA Chemicals.

By Order of the Board of Directors

JEFFREY M. LIPTON President and Chief Executive Officer

February 8, 2007

ANNEX A

BOARD OF DIRECTORS MANDATE

1.	The Board of Directors

The Board is committed to promoting an environment of corporate responsibility and ethical values with respect to NOVA Chemicals Corporation (the "Company"). In this endeavor, the Company refers to the standards embodied in the corporate governance guidelines and requirements under applicable legislation and stock exchange rules.

The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and underlying values of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

The Board discharges its responsibility for overseeing the management of the Company's business by delegating to the Company's senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company's strategic objectives.
2.	Board Composition
a. General Considerations
	Ultimate Authority	a)
The Board will respond to recommendations received from its committees, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee mandates and director compensation, and assessing the effectiveness of the Board, its committees and directors.
	Delegation of Authority	b)
The Board may delegate to its committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.
b. Size
Fixed by Resolution
Subject to the Company's Articles of Continuance and Bylaws, the Board will fix from time to time by resolution the number of directors, guided by the recommendation of the Corporate Governance Committee.
c. The Chair of the Board
Appointment and Responsibility
The Board shall appoint annually a Chair from the members of the Board. The Chair of the Board shall be responsible for the organization and efficient operation of the Board and its committees. The Chair will ensure effective communication between the Board and management, particularly with regard to the Director of Internal Audit and the Corporate Secretary.

d. Committees
Standing and Ad Hoc Committees	a)
The Board has established four standing committees — the Corporate Governance Committee; the Audit, Finance, and Risk Committee; the Human Resources Committee; and the Public Policy and Responsible Care Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically. The members of the standing committees are recommended annually to the Board by the Corporate Governance Committee.
Committee Composition	b)
Each of the committees shall be composed of members of the Board recommended by the Corporate Governance Committee, having regard to the needs of each committee, the expertise of individual members of the Board, and any applicable legislation and stock exchange rules. The Audit, Finance and Risk Committee shall be composed entirely of independent directors, each of whom shall be financially literate, with at least one member designated as an audit committee financial expert, in each case as defined by applicable legislation and regulation.
The Corporate Governance Committee		i)
The Corporate Governance Committee is generally responsible for the composition, compensation and governance of the Board and recommending to the Board nominees for election or appointment to the Board and its committees. The Committee is also responsible for developing the Company's approach to corporate governance. In addition, this Committee is responsible for maintaining an effective working relationship between the Board and management.
The Audit, Finance and Risk Committee		ii)
The Audit, Finance and Risk Committee is generally responsible for reviewing and inquiring into matters affecting the integrity and performance of the Company's financial reporting, the system of internal accounting and financial controls and procedures, and financial audit procedures and plans; overseeing the Company's policies and practices relating to corporate compliance and risk management strategies; recommending to the Board the appointment and remuneration of the external auditors and approving the mandate and appointment of internal auditors; and reviewing with management and reporting to the Board annually on the Company's financing plans and objectives.
The Human Resources Committee		iii)
The Human Resources Committee is generally responsible for overseeing the Company's policies and practices with respect to its human resources; reviewing recommendations for the appointment of persons to senior executive positions; considering terms of employment, including succession planning and matters of compensation; recommending to the Board the goals and objectives used to determine executive leadership compensation; and evaluating the executive leadership team's performance and making recommendations to the Board with respect to any incentive compensation plans and equity-based compensation plans including stock option plans, share savings plans, share purchase plans and any other incentive compensation plans involving the issuance of securities of the Company and the administration of such plans.

The Public Policy and Responsible Care Committee		iv)
The Public Policy and Responsible Care Committee is generally responsible for overseeing the Company's policies and practices relating to its Responsible Care audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and the Company's relationship with all of its stakeholders.
e. Committee Mandates
Necessity	a)	Each committee shall have a written mandate reviewed and recommended to the Board by the Corporate Governance Committee.
Requirements	b)	Each mandate shall address:
		i)	the committee's purpose and responsibility;
		ii)	committee membership qualifications;
		iii)	structure and operation;
		iv)	appointment and removal procedures;
		v)	reporting procedures;
		vi)	provide for an annual performance evaluation of the committee;
		vii)	the role of the Chairman of the Committee; and
		viii)	other requirements set forth under applicable legislation and stock exchange rules, as the Board considers appropriate.
f. Director Independence
Board Independence	a)	At least a majority of the Board shall consist of independent directors.
Annual Evaluation	b)	Director independence shall be evaluated annually by the Corporate Governance Committee and the Board with regard to applicable legislation and stock exchange rules.
g. Method of Determining Independence
Determination	a)
The Corporate Governance Committee is responsible for reviewing and evaluating annually the relevant facts, circumstances and relationships of all current and potential directors, and to make its recommendation to the full Board. The full Board will determine, as to each director, whether relationships exist which could reasonably interfere with the exercise of a member's independent judgment.
h. Director Qualifications
Recommendation	a)
The Corporate Governance Committee shall review annually the suitability of candidates for election (or re-election) or appointment as directors and submit its recommendations to the full Board for approval.
Qualifications	b)
The Corporate Governance Committee shall consider such factors as are set forth in the Corporate Governance Committee's mandate and the Company's Bylaws when reviewing candidates for the Board, and shall take into account the individual qualifications and considerations relating to the needs of the Board.
Evergreen Director Candidate List	c)
The Corporate Governance Committee shall maintain an "evergreen" list of potential director candidates. The Corporate Governance Committee shall review recommendations from other directors and members of management and determine whether to add a new candidate's name to the list.

Other Directorships	d)
The Corporate Governance Committee shall consider the number of boards on which a director serves in making its recommendations. Directors are encouraged to limit the number of other public company boards to take into account their time and effectiveness and are expected to advise the Chair of the Corporate Governance Committee in advance of serving on another board. Subject to individual exceptions in appropriate cases as approved by the Board, if the Company's Chief Executive Officer is also a director, he or she may not serve on more than two boards of for profit companies (whether or not publicly traded) and one board of a non-profit company in addition to the Company's Board, and other non-management directors may not serve on more than five other boards of public companies in addition to the Company's Board. In addition to the foregoing, a member of the Audit, Finance and Risk Committee may not serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Company's Audit, Finance and Risk Committee. With respect to the foregoing policy regarding CEO membership on non-profit boards, such non-profit boards shall not include boards of relevant chemical industry associations.
Director "Majority Voting" Policy	e)
Any nominee for director at a meeting of shareholders of the Company at which directors of the Company are to be elected in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected) with respect to whom a majority of the votes are "withheld" from his or her election shall, promptly following certification of the shareholder vote, offer his or her resignation to the Board for consideration in accordance with the following procedures. The Qualified Independent Directors (as defined below) shall decide on behalf of the Board and in the best interests of the Company the action to be taken with respect to such offered resignation, which can include: (i) accepting the resignation, (ii) rejecting the resignation but addressing what the Qualified Independent Directors believe to be the underlying cause of the withhold votes, or (iii) rejecting the resignation. In reaching their decision, the Qualified Independent Directors shall consider all factors they deem relevant, including: (i) any stated reasons why shareholders withheld votes from such director, (ii) any alternatives for curing the underlying cause of the withheld votes, (iii) the director's tenure, (iv) the director's qualifications, (v) the director's past and expected future contributions to the Company, and (vi) the overall composition of the Board, including whether accepting the resignation would cause the Company to fail to meet any applicable legislative or stock exchange requirements. A press release disclosing the determination of the Board shall be issued within 90 days following certification of the shareholder vote. The disclosure shall also include, if applicable, the reasons for rejecting the offered resignation. A director who is required to offer his or her resignation in accordance this policy following a particular shareholder meeting shall not be present during the deliberations or voting whether to accept his or her resignation or, except as otherwise provided below, a resignation offered by any other director offered following the same shareholder meeting in accordance with this policy. Prior to voting, the Qualified Independent Directors will afford the affected director an opportunity to provide any information or statement that he or she deems relevant. For purposes of this policy, the term "Qualified Independent Directors" means: (a) All directors who (1) are independent directors and (2) are not required to offer their resignation in respect of a particular shareholder meeting in accordance with this policy; (b) If there are fewer than three independent directors then serving on the Board who are not required to offer their resignations in respect of a particular shareholder meeting in accordance with this policy, then the Qualified Independent Directors shall mean all of the independent directors and each independent director who is required to offer his or her resignation in respect of such shareholder meeting in accordance with this policy shall recuse himself or herself from the deliberations and voting only with respect to his or her individual offer to resign. A summary of the foregoing procedures will be disclosed each year in the management proxy circular for the Company's annual meeting of shareholders.

i. Director Orientation and Training
	New Director Orientation	a)
New directors shall receive training regarding the nature and operation of the Company, including its core policies, the role of the Board and its committees, and the duties and responsibilities of directors. In addition, new directors shall be provided opportunities for meetings and discussions with management and other directors.
	Continuing Education	b)
Directors are encouraged to participate in continuing education to maintain the skill and knowledge necessary to meet their duties and responsibilities as directors, in addition to relevant training in committee-specific areas.
j. Director Compensation
	Periodic Review	a)
The Corporate Governance Committee will review periodically the director compensation plan, satisfying itself of both the plan's competitiveness and administration, and recommend changes to the full Board, if appropriate.
	Share Ownership	b)
It is the policy of the Company that a portion of director compensation shall be composed of equity based compensation. The Board shall periodically review its share ownership guidelines for directors.
3.	Board Meetings
a. General
	Frequency	a)	The Board will generally have at least 5 regularly scheduled meetings annually and hold additional special meetings as the Board deems necessary.
	Agenda	b)	The Chair of the Board, taking into account the suggestions of other directors and the Chief Executive Officer, will set the agenda for each Board meeting.
b. Attendance and Review of Materials
	Time and Attention	a)
Directors are expected to devote sufficient time and attention to the discharge of their duties and responsibilities; shall make themselves available for periodic updates and briefings with management; and shall ensure that other commitments do not interfere in the discharge of their responsibilities to the Company and its shareholders.
	Preparation, Attendance and Engagement	b)
Directors are expected to prepare for (by reviewing materials distributed in advance of meetings, or otherwise), attend, and actively engage in all meetings of the Board and the committees of which the director is a member.

c. Director Access to Management, Employees and Independent Advisors
	Access to Management and Employees	a)	The Board and its committees shall have access to all members of management and Company employees.
	Access to Independent Advisors	b)
The Board and its committees may retain any independent advisor, such as legal counsel and independent accountants, as the Board or committee deems necessary and appropriate to discharge its responsibilities, at the Company's expense.
	Attendance and Participation of Management	c)	At the invitation of the Board, senior management are encouraged to attend, and, where requested, assist in the discussion and examination of matters before the Board.
d. In Camera Sessions of Non-management and Independent Directors
In Camera Sessions
In addition to any Board meeting convened in accordance with the Company's Bylaws, to ensure a commitment to open communication, non-management and independent members of the Board will meet in regularly scheduled in camera sessions. If independent, the Chair of the Board shall preside over each in camera session.
4.	Board Duties and Responsibilities
a. Appointment of Senior Management
	Appointment of Senior Management	a)
The Board, with the assistance of its committees, is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and the development of a position description for the Chief Executive Officer, and other members of senior management, as appropriate. The Board shall also develop or approve the corporate goals and objectives that the Chief Executive Officer is responsible for meeting.
	Senior Management Compensation	b)	The Board, with the assistance of its committees, is responsible for reviewing and approving the compensation of the Chief Executive Officer and all other members of senior management.
	Integrity	c)
To the extent feasible, the Board shall assure itself of the integrity of the Company's Chief Executive Officer and other members of senior management, and that such individuals create a culture of integrity throughout the Company.
	Succession Planning	d)
The Board, with the assistance of the Human Resources Committee, is responsible for matters of both short-term and long-term management succession, including, but not limited to, policies and principles for the selection, training and performance review of the Chief Executive Officer and other members of senior management.
	Delegation of Authority	e)
The Board may from time to time delegate to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

b. Strategic Planning and Risk Management
Company Mission	a)	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, discussing and approving the mission of the Company and its objectives and goals.
Business, Financial and Strategic Plans	b)	The Board is responsible, on at least an annual basis, for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach its objectives and goals.
Monitoring Progress	c)
The Board is responsible for adopting processes for monitoring the Company's progress toward its strategic and operational goals, revising and altering its direction to management in light of changing circumstances affecting the Company, and taking action when Company performance falls short of its goals or other special circumstances warrant.
Material Transactions	d)
The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company's governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.
Board Guidance	e)	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.
Risk Management	f)
The Board is responsible for the identification of the principal risks of the Company's business, including strategic, financial, operational and reputation risks, and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company.
The Board will endeavor in good faith and in its business judgment to achieve a proper balance between the risks incurred and the potential return to the Company's shareholders.
c. Monitoring of Financial Performance and Other Financial Reporting Matters
Internal Controls	a)	The Board is responsible for taking reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems.
Approval of Financial Statements	b)
The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management's Discussion and Analysis accompanying such financial statements. Approval of interim financial statements and Management's Discussion and Analysis accompanying such financial statements may be delegated to the Audit, Finance and Risk Committee.
d. Policies and Procedures
Corporate Compliance	a)	The Board is responsible for:
		i)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and
		ii)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

Codes of Business Conduct and Ethics	b)
The Board is responsible for establishing, and monitoring compliance with, a Code of Business Conduct and Ethics to which all directors, management and employees of the Company are familiar with and subject to.

The Code of Business Conduct and Ethics shall address the following: conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; compliance with laws, rules and regulations; and encourage the reporting of any illegal or unethical behavior.
Waivers	c)
The Board believes that compliance with the Codes of Business Conduct and Ethics is an essential component of its governance oversight. However, the Board recognizes that there may be situations where circumstances may permit variance from the strict terms of such codes. To the extent the Board determines it is reasonable and appropriate, it may grant a waiver from the codes. Such authority may not be delegated to the management of the Company.
e. Assessing the Performance of the Board, Committees, and Individual Directors
Annual Evaluation
The Board, its committees and each individual director will evaluate annually the overall effectiveness of their performance and contribution, the quality of the relationship between the Board and management, and the quality and adequacy of information provided to the Board on strategic and significant issues.
f. Communications and Reporting
Communications Plan	a)
The Board has approved and will revise from time to time as circumstances warrant a communications plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.
Reporting	b)	The Board is responsible for:
		i)	Overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;
		ii)	Overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;
		iii)	Taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;
		iv)	Reporting annually to shareholders on its stewardship for the preceding year; and
		v)	Overseeing the Company's implementation of systems, which accommodate feedback from shareholders.
Feedback from Stakeholders	c)
Shareholders and other constituencies may provide feedback directly to an individual director, the Board as a group, or any specified Board committee, including the independent directors as a group, by sending such communication in an envelope marked "Private and Strictly Confidential" to the following address:
NOVA Chemicals Corporation 1550 Coraopolis Heights Road Moon Township, PA 15108 Attention: Office of the Corporate Secretary

Each stakeholder communication should specify the applicable addressee or addressees to be contacted as well as the general topic of the communication. Through the Company's Office of the Corporate Secretary, the Company will receive and process each such communication and then forward it to the addressee(s) unless the Office of the Corporate Secretary determines the communication to be commercial in nature or one that requests general information about the Company.
5.	General
Side notes and headings in this mandate are for ease of reference only and do not in any way change or affect the meaning hereof.

ANNEX B

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

Creation

Pursuant to Article Three of the General By-law of NOVA Chemicals Corporation (the "Corporation"), a committee of the directors to be known as the "Audit, Finance and Risk Committee" (the "Committee") is established.
Purpose

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
Committee Membership
Composition of the Committee	a)	The Committee must be composed of a minimum of four directors, none of whom may be an officer of the Corporation;
Appointment and Term of Members	b)
The members of the Committee must be appointed or reappointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four directors as a result of the vacancy;
Financial Literacy	c)
Each member of the Committee must be financially literate, as the Board interprets such qualification in its business judgment, or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall be designated as an "audit committee financial expert", as defined by applicable legislation and regulation. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligation, or liability that are greater than the duties, obligations, or liability imposed on such person as a member of the Committee and the Board in the absence of such designation;
Independence	d)
Each member of the Committee shall be "independent" as defined in the applicable existing listing standards, provided that the Board may appoint one non-independent member to the Committee, if the Board determines, in its business judgment, that it is in the best interests of the Corporation and its shareholders to appoint such non-independent member;

Appointment of Chairman and Secretary	e)
The Board or, if it does not do so, the members of the Committee, must appoint one of their members as a Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director;
Use of Outside Experts	f)
Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation's expense. The Board must be kept apprised of both the selection of the experts and the experts' findings through the Committee's regular reports to the Board;
Meetings
Time, Place and Procedure of Meetings	a)	The time, place and procedure of Committee meetings shall be determined by Committee members, provided that:
Quorum		i)	a quorum for meetings must be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;
Quarterly Meetings		ii)	the Committee must meet at least quarterly;
Notice of Meetings		iii)
notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee, the internal auditors and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;
Waiver of Notice		iv)
a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;
Attendance of External Auditors		v)	the external auditors are entitled to attend each meeting at the Corporation's expense;
Calling a Meeting		vi)
a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors;
Committee Determines Attendees		vii)
notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation's outside counsel or external auditor to be present or not present at any part of the Committee meeting; and
Reports to the Board	b)	The Committee shall make regular reports to the Board.

Duties and Responsibilities of the Committee
1.	Financial Statements and Disclosure
	Annual Report and Disclosures*	a)
Review and discuss with management, the external auditor and recommend for approval by the Board, the Corporation's annual report, annual information form (including the audited annual financial statements and disclosures made in management's discussion and analysis), Management Information Circular (including the report of the Committee), any reports on adequacy of internal controls, all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities;
	Prospectuses*	b)
Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses, but excluding any prospectus supplements issued under a shelf prospectus of the Corporation, and any pricing supplements issued under a medium term note prospectus supplement of the Corporation;
	Quarterly Interim Reports and Disclosures	c)
Review and discuss with management and the external auditor the Corporation's interim reports, including the quarterly financial statements and press releases on quarterly and year end financial results, prior to public release;
	Accounting Policies and Estimates	d)
Review and approve all accounting policies that would have a significant effect on the Corporation's financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:
			i)	any areas of management judgment and estimates that may have a critical effect on the financial statements;
			ii)	the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP;
			iii)	the appropriateness, acceptability, and quality of the Corporation's accounting policies; and
			iv)	any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences;
	Financial Information and Earnings Guidance	e)
Discuss with management the use of "pro forma" or "adjusted non-GAAP information" in the Corporation's press releases, as well as approval in principle of the process to provide financial information and earnings guidance to analysts and rating agencies;
	Regulatory and Accounting Initiatives	f)	Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation's financial statements;
	Litigation	g)
Discuss with the Corporation's General Counsel any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements;
	Financing Plans	h)	Review the financing plans and objectives of the Corporation, as received from and discussed with management;

2.	Risk Management and Internal Control
	Risk Management Policies*	a)	Review and recommend for approval by the Board changes considered advisable, after consultation with officers of the Corporation, to the Corporation's policies relating to:
			i)	the risks inherent in the Corporation's businesses, facilities and strategic direction;
			ii)	the overall risk management strategies (including insurance coverage);
			iii)	the risk retention philosophy and the resulting uninsured exposure of the Corporation; and
			iv)	the loss prevention policies, risk management and hedging programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations;
	Adequacy of Internal Controls	b)
Review at least quarterly, the results of management's evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management's evaluation will include a review of:
i)
policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, to prevent earnings management and detect financial statement misstatements due to fraud and error; and
ii)
internal control recommendations of the internal and external auditors, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls;
	Risk Management Processes	c)	Review with management at least annually the Corporation's processes to identify, monitor, evaluate, and address important enterprise-wide business risks;
	Financial Risk Management	d)	Review with management activity related to management of financial risks to the Corporation;
3.	External Auditors
	Appointment and Remuneration of	a)	Review and recommend to the Board in accordance with the ultimate authority and responsibility of the Committee and the Board,
	External Auditors*		i)	the selection, evaluation, reappointment or, where appropriate, replacement of external auditors;
			ii)	the nomination and remuneration (including non-audit fees) of external auditors to be appointed at each Annual Meeting of Shareholders;
		b)	Resolve any disagreements between management and the external auditor regarding financial reporting;
		c)	The external auditors shall report directly to the Committee;
	Independence of External Auditors	d)	Review a formal written statement requested at least annually from the external auditor describing:
			i)	the firm's internal quality control procedures;

ii)
any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
			iii)	any steps taken to deal with any such issues; and
			iv)	all relationships between the external auditors and the Corporation;

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm's quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board;
	Rotation of Senior Audit Partner	e)	Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law;
	Remuneration of External Auditors	f)
Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor for non-audit services which are approved by the Committee prior to completion of the audit;

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Committee at its next scheduled meeting;
	Restrictions on Hiring Employees of External Auditor	g)
Ensure the establishment of policies relating to the Corporation's hiring of employees or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law;
	Meeting with Auditors and Management	h)
The Committee should meet with the external and internal auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with management to discuss any issues raised by the auditors;
4.	Internal Audit
	Mandate and Appointment of Internal Audit	a)	i)	review and approve the mandate of the internal audit function including internal audit's purpose, authority, and responsibility,
			ii)	approve whether the internal audit activity should be outsourced and if outsourced approve the supplier, and
			iii)	review the appointment and replacement of the senior internal audit executive, if there is no outsourced provider;
	Internal Audit Plans	b)
Review and approve the annual Internal Audit Plan and objectives, the degree of coordination with the external auditor, and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal controls, fraud, and other illegal acts;
	Internal Audit Responsibilities	c)	Discuss with management and the external auditor the internal audit department's responsibilities, budget, and staffing and any recommended changes in the scope of internal audit;

	Audit Findings and Recommendations	d)	Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls;
5.	Pension and Savings Plans
	Statements of Pension Investment Policy and Procedures	a)	Review and approve the Corporation's Statement of Investment Principles and Beliefs, and the Statements of Investment Procedures;
	Pension Funding	b)	Approve funding decisions for the retirement plans in accordance with actuarial reports and legal requirements in the applicable jurisdictions;
	Amendments to Plans for Changes in Benefit Levels	c)	Review and approve amendments to savings and retirement plans for changes in benefits provided under the plans, other than administrative or legislative changes;
	Appointment of Auditors, Actuaries, and Investment Managers	d)
Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension and Savings Plan Committees regarding appointment of investment managers and actuaries of the savings plans and retirement plans, as appropriate;
	Savings and Retirement Plan Financial Statements	e)
Receive confirmation from management that the annual financial statements of the savings plans, retirement plans, and related trust funds, have been prepared and filed as required by applicable regulations;
	Pension and Savings Plans Committees Reports*	f)	Review and recommend for approval by the Board, the annual Pension Committee Reports on the operation and administration of savings and retirement plans and trust funds;
	Mandates of the Pension and Savings Plan Committees and Appointment of Members	g)
Review and approve the mandates of the Pension and Savings Plans Committees (to be approved jointly with the Human Resources Committee of the Board), any amendments thereto, and the appointment or re-appointment of pension and savings plan committee members as provided in the mandates;
	Delegation to the Pension and Savings Plan Committees	h)	Approve the delegation of certain responsibilities to members of the Pension and Savings Plans Committees;
	Actuarial Reports and Funding Assumptions	i)	Review the actuarial reports on retirement plans as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports;
	Accounting Assumptions	j)	Review and approve, at least annually, the accounting assumptions used for disclosure of liabilities for retirement plans and post-retirement liabilities;
6.	General Duties
	Business Conduct Policy Compliance	a)
Obtain reports at least annually from the Chief Compliance Officer on the Corporation's and its subsidiary/foreign affiliated entities' conformity with applicable legal and ethical compliance programs (e.g., the Corporation's Business Conduct Policy);
	Code of Ethics	b)
Ensure that the Corporation has adopted a code of ethics for senior financial officers and review at least annually a report from the CEO and CFO of their assessment of the ethical culture and control environment in the finance function;

Compliance Reporting Process	c)
Ensure that a process and procedure has been established by the Corporation for receipt, retention and treatment of complaints regarding non-compliance with the Corporation's Business Conduct Policy, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees;
Regulatory Matters	d)
Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's compliance policies;
Mandate Review*	e)
Review and recommend for approval changes considered advisable based on the Committee's assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board in accordance with the procedure set out in the Corporate Governance Committee mandate;
Annual Performance Evaluation	f)	The Committee will conduct an annual evaluation of its performance as a committee and report the results to the Board.

* Board approval required

SCHEDULE 1

Resolution of the Shareholders of
NOVA Chemicals Corporation

AMENDMENT OF THE OPTION PLAN

BE IT RESOLVED THAT:

1.
The amendments to NOVA Chemicals' Option Plan to: (a) specify the types of amendments to the provisions of the Option Plan and any options granted thereunder that will require shareholder approval; and (b) permit any option granted under the Option Plan that is scheduled to expire or terminate during, or within 10 business days following, a trading black-out period to be exercised within 10 business days following such trading black-out period, all as described under the heading "Amendment of the Option Plan" in the Corporation's Proxy Circular dated March 1, 2007 and as more particularly set forth in Schedule 2 of such Proxy Circular are hereby approved.

2.
Any officer or director of the Corporation is authorized and directed to negotiate, finalize, execute and deliver all such further documents, agreements, authorizations, certificates or other instruments, with or without the corporate seal affixed, and to take any and all such further action as such director or officer, in such director's or officer's sole discretion deems necessary or desirable in order to give effect to the foregoing.

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SCHEDULE 2

NOVA Chemicals Corporation

EMPLOYEE INCENTIVE STOCK OPTION PLAN (1982)

	1.	Interpretation

In this Plan (including this clause), unless there is something in the subject or context inconsistent therewith, words importing the singular number shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and the expressions following shall have the following meanings, respectively:
Amended March 17, 2004 and February 8, 2007		(a)
"Beneficiary" means the person or persons each of whom, on the date of the Optionee's death, is a person designated in accordance with Clause 13 hereof and the laws applying to the Plan, or where no such person has been validly designated by the Optionee, or where no such person survives the Optionee, the Optionee's legal representative.
Amended April 12, 2007		(b)	"Blackout Expiry Date" has the meaning set forth in subclause 5(g);
Amended April 12, 2007		(c)	"Blackout Period" means the period of time when, pursuant to any policies of the Corporation applicable to an Optionee, the Optionee is prohibited from trading in the Corporation's securities;
		(d)	"Board" shall mean the board of directors of the Corporation;
Amended April 12, 2007		(e)	"Business Day" means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of Alberta;
Amended April 18, 1996 and Oct. 1, 2004		( ~~e~~f)
"Change of Control" shall mean any change in the holding, direct or indirect, of the securities of the Corporation as a result of which a person (as defined in the Canada Business Corporations Act), or a group of persons, are in a position to exercise effective control of the Corporation;
( ~~d~~g)
"Common Share" shall mean a common share in the capital stock of the Corporation as constituted at September 1, 1987 or as subsequently consolidated or subdivided and any other share resulting from redemption or change of such share or from amalgamation, consolidation or merger;
		( ~~e~~h)	"Committee" shall mean a committee of directors appointed by the Board in accordance with Clause 3 hereof;
Amended May 10, 1994		( ~~f~~i)	"Corporation" shall mean NOVA Chemicals Corporation and any successor or continuing corporation resulting from any form of corporate reorganization;
Amended February 8, 2007		( ~~g~~j)	"Director" shall mean a director of the Corporation who is not a full-time employee of the Corporation or any of its Subsidiaries;
		( ~~h~~k)	"Early Termination Date" shall mean the date that an Option terminates prior to the Normal Expiration Date;
Amended July 30, 1998		( ~~i~~l)	"Employee" shall mean a full-time or part-time employee of the Corporation or its Subsidiaries and shall include officers and directors who are full-time employees of

S2-1

the Corporation or a Subsidiary and employees of partnerships and joint ventures in which the Corporation or any of its Subsidiaries are participants;
	( ~~j~~m)	"Expiry Date" shall mean the Normal Expiration Date or the Early Termination Date, as the case may be;
Amended May 5, 1995	( ~~k~~n)	"Insider" shall mean:
(i) an insider as defined in the Ontario Securities Act, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and
(ii) an associate of any person who is an insider by virtue of (a);
	( ~~l~~o)	"Non-Insider" shall mean any Employee who is not an Insider;
Amended March 2, 1994 and February 16, 2005	( ~~m~~p)
"Market Price" shall mean (i) the last reported sale price at which Common Shares traded on the Toronto Stock Exchange or the New York Stock Exchange on the Option Date; or (ii) if there is no reported sale price at which Common Shares traded on either exchange on the Option Date, then "Market Price" shall mean the last reported sale price at which Common Shares traded on either the Toronto Stock Exchange or the New York Stock Exchange prior to the Option Date; in the event that the Common Shares are not listed on the Toronto Stock Exchange or the New York Stock Exchange but are listed on another stock exchange or stock exchanges, the foregoing references to the Toronto Stock Exchange or the New York Stock Exchange shall be deemed to be references to such other stock exchange, or, if more than one, to such one as shall be designated by the Board;
Amended November 16, 2000	( ~~n~~q)
"Normal Expiration Date" shall mean, in respect of any Option or SAR, the date determined by the Board on which the Option would normally terminate which date shall in no event be later than 10 years after the Option Date;
	( ~~o~~r)	"Option" shall mean an option to purchase Common Shares pursuant to the Plan:
Amended November 16, 2000	( ~~p~~s)
"Option Agreement" shall mean an agreement entered into between the Corporation and an Employee pursuant to which an Option and/or SAR is granted to an Employee which agreement shall contain such provisions not inconsistent with the Plan as the Board or the Committee may determine;
Amended November 16, 2000 and February 8, 2007	( ~~q~~t)	"Option Date" shall mean the date on which the Board grants an Option or SAR to an Employee or Director;
Amended November 16, 2000 and February 8, 2007	( ~~r~~u)	"Option Shares" shall mean the Common Shares which an Optionee is entitled to purchase under an Option or SAR;
Amended February 8, 2007	( ~~s~~v)	"Optionee" shall mean an Employee or Director who has entered into an Option Agreement with the Corporation;
	( ~~t~~w)	"Plan" shall mean the Corporation's "Employee Incentive Stock Option Plan (1982)" as embodied herein as from time to time amended;
Amended February 8, 2007	( ~~u~~x)	"Purchase Price" means the purchase price of Common Shares under an Option Agreement determined as provided in subclause 5(d) hereof;
	( ~~v~~y)	"Retirement Plan" shall mean the retirement plan of the Corporation in effect at the applicable time;
Amended November 16, 2000 and February 8, 2007	( ~~w~~z)	"SARs" means share appreciation rights which may be granted under Clause 10 of this Plan;

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( ~~x~~aa)
"Subsidiary" means another corporation more than 50% of the outstanding Voting Shares of which are owned or controlled directly or indirectly by the Corporation or by one or more Subsidiaries of the Corporation, or by the Corporation and one or more of its Subsidiaries; and
( ~~y~~bb)
"Voting Shares" means shares of the capital stock of a corporation having the right to elect directors of such corporation, provided that, for the purposes of this definition, shares which carry the right to vote conditionally only on the happening of some event shall not be considered Voting Shares unless one or more of such events shall have occurred and the right to vote remains effective at the relevant time.
	2.	Purpose of the Plan
Amended November 16, 2000 and February 8, 2007
The purpose of the Plan is to provide through Options and/or SARs incentive for Employees and Directors to produce constant improvement in operating results, to remain as Employees, to become the owners of the Common Shares and to contribute to the growth in value of the Common Shares.
	3.	Administration, Participants and Allotments
Amended February 24, 1989, November 16, 2000 and February 8, 2007
The Plan shall be administered by the Board. The Board may at any time or from time to time delegate to a Committee the responsibility for administering the Plan or elements thereof, other than the responsibility for making the final determination as to grants under the Plan. The Board shall receive the recommendations of the Committee and shall determine from time to time those participants to whom Options or SARs should be granted, the Expiry Date, the number of Common Shares which should be optioned from time to time to any Employee and such other terms and conditions of the Option Agreement, not inconsistent with the Plan, as the Board in its discretion may determine. The Board or the Committee shall review the Plan from time to time with a view to making revisions to it, granting additional Options or SARs and, in the case of the Committee, making appropriate recommendations to the Board. Nothing contained in the Plan or in any resolution adopted or to be adopted by the Board or by the Committee shall constitute an Option or a SAR, hereunder. An Option or SAR granted by the Board to an Employee or Director pursuant to the Plan is subject to, and shall be of no force and effect until the execution and delivery of an Option Agreement by both the Corporation and such Employee or Director.
	4.	Common Shares Reserved
Amended April 25, 1989, April 21, 1992, Dec. 9, 1994, July 2, 1998, May 15, 2000, November 16, 2000 and February 8, 2007
The total number of Common Shares which, at any one time, may be issued pursuant to the Plan shall not exceed 13,000,000 Common Shares. Any Common Shares covered by any Option or SAR which remain unpurchased upon expiration or termination of such Option or SAR shall become part of the Common Shares reserved for issuance but unallocated. So long as any Options or SARs are outstanding under the Plan, the Board shall at all times reserve a sufficient number of unissued Common Shares to enable all of such Options or SARs to be exercised in accordance with their terms. The total number of Common Shares reserved for issuance to any one Optionee shall not exceed five (5%) percent of the issued Common Shares. The number of Common Shares reserved for issuance pursuant to Options granted to Insiders under this Plan, together with Common Shares issuable to Insiders under the Corporation's other share compensation arrangements, must not exceed 10% of the outstanding issue of the Corporation. The number of Common Shares issued to Insiders within any one year period pursuant to this Plan, together with Common Shares issuable to Insiders during that one year period under the Corporation's other share compensation arrangements, must not exceed 10% of the outstanding issue of the Corporation.

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	5.	Certain Terms of Option Agreements
Amended November 16, 2000 and April 12, 2007		(a)	~~Each~~Subject to subclauses (e), (f) and (g) of this Clause 5, each Option or SAR shall terminate on its Normal Expiration Date  ~~but subject always to the provisions of subclause (e) of this Clause 5.~~.
Amended November 16, 2000 and February 8, 2007		(b)	The Board may in respect of any Option or SAR specify a number or percentage of Common Shares that the Optionee may exercise in any specified period, year or number of years.
Amended November 16, 2000 and March 4, 2003		(c)
An Option or SAR under the Plan is not exercisable as to less than 100 Common Shares at any one time and can be exercised only in blocks of 100 Common Shares or a multiple thereof, unless otherwise permitted by the Corporation. No fractional shares will be issued. Any fractional shares that would otherwise be issued shall be paid in cash at the Surrender Date Market Price.
Amended Dec. 9, 1994 and February 16, 2005		(d)
The Purchase Price shall be the price per Common Share fixed by the Board on the Option Date with reference to the trading price of the Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, as the case may be, provided that such Purchase Price shall not be less than the applicable Market Price. The Purchase Price of Common Shares as to which an Option shall be exercised shall be paid in full by certified cheque or bank draft payable to or to the order of the Corporation at the time of exercise.
		(e)	If subsequent to the Option Date and before the Normal Expiration Date the Optionee ceases to be an Employee and his employment terminates:
Amended May 5, 1995, November 16, 2000 and Oct. 1, 2004			(i) by reason of death, the Option or SAR shall vest immediately upon the death of the Optionee and may be exercised until the Normal Expiration Date;
Amended May 5, 1995, November 16, 2000 and Oct. 1, 2004			(ii) by reason of retirement under a Retirement Plan, the Option or SAR may be exercised until the Normal Expiration Date; and
Amended June 23, 1989, Dec. 13, 1991, May 5, 1995 and November 16, 2000			(iii)
for any cause other than death or retirement under a Retirement Plan, the Option or SAR may be exercised (but only as to such Common Shares in respect of which the Option or SAR would have been exercisable under the provisions of the Option Agreement on such date of exercise if such employment had not terminated as aforesaid) up to a date 30 days after termination of employment or up to the Normal Expiration Date, whichever date shall first occur.
Amended Dec. 13, 1991, May 5, 1995, November 16, 2000 and February 8, 2007
Provided, however, that the Committee in its discretion may waive the early termination provisions of the Option or SAR for both Insiders and Non-Insiders (the "Waiver") as set out above in subclause 5(e)(iii) by determining a longer period in which the Option or SAR will vest and/or be exercised but in any event such extensions will not be greater than the normal vesting period with respect to any extension of the vesting period or the Normal Expiration Date with respect to any extension of the exercise period as set forth in the Option Agreement. Any Waiver of the early termination provisions of the Option or SAR will be, where required, subject to the approval of the appropriate regulatory authorities.
Amended April 18, 1996 and November 16, 2000
Notwithstanding anything contained herein, if a Change of Control should occur at any time, any Option or SAR that is not by its terms then exercisable shall be deemed to have become exercisable immediately prior to such Change of Control.
Amended November 16, 2000; March 17, 2004
With respect to subclause (e) (i) of this Clause 5 the rights under the Option or SAR exercisable after the death of the Optionee, as therein specified, may be exercised by the Optionee's designated Beneficiary or if no proper Beneficiary designation is in effect at the time of the death of the Optionee, or if no person so designated survives

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the Optionee, the person or persons to whom the Optionee's rights under the Option Agreement shall pass by will or applicable law or, if no such person has such right, by the deceased Optionee's executors or administrators.
Amended November 16, 2000		(f)
An Optionee who enters the armed forces of Canada, or in the case of an Optionee who is a citizen of another country, the armed forces of such other country or who, with the approval of the Board and on such conditions as the Board may in their discretion fix, temporarily enters the service of the Government of Canada or of any Province thereof in a civilian capacity or temporarily enters the service of the government of such other country, in a civilian capacity, shall not be deemed thereby (but only for the purposes of the Option Agreement) to have ceased to be an Employee provided that if he shall fail to return to full time service as an Employee within ninety days after his separation from the armed forces or from such civilian government service, such Optionee's Option or SAR shall terminate (if not theretofore terminated or expired in accordance with the terms hereof) at the earlier of the Normal Expiration Date or the expiration of said ninety day period.
Amended April 12, 2007		(g)
In the event that an Option or SAR is scheduled to expire or terminate during or within 10 Business Days following a Blackout Period, the Expiry Date shall be the date that is the tenth Business Day following the date of expiry of the Blackout Period (the "Blackout Expiry Date"). If a new Blackout Period is imposed prior to the Blackout Expiry Date, the Blackout Expiry Date shall be the date that is the tenth Business Day following the date of expiry of the new Blackout Period.
Amended February 8, 2007	6.	Anti-Dilution In the event
(i) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise, or
(ii) of any stock dividend to holders of Common Shares, or
(iii) that any rights are granted to holders of Common Shares to purchase Common Shares at prices substantially below fair market value, or
(iv) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares,
Amended November 16, 2000
then in any such case the number of Common Shares available for Options or SARs, the number of Common Shares covered by outstanding Options or SARs and the price per Common Share in such Option or SAR shall be proportionately adjusted by, the Board to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Options or SARs.
	7.	Common Shares Fully Paid and Non-Assessable
Amended November 16, 2000		All Common Shares issued upon the exercise of any Option or SAR shall be issued as fully paid and non-assessable Common Shares.
	8.	No Right to Employment
Amended November 16, 2000		The Plan and any Option or SAR granted under the Plan and any Option Agreement entered into pursuant to the Plan shall not give any Optionee the right to continue to be an Employee.
	9.	Special Circumstances
Notwithstanding anything contained herein,
Amended April 21, 1992, and November 16, 2000		(a) if in special circumstances a person is in the full time or part time service of the Corporation as an officer, but is not actually an employee of the Corporation, then

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with the approval of the Board and of the stock exchanges upon which the Common Shares are listed and such other regulatory approvals as may be necessary, an Option or SAR may be granted under the Plan to such person subject to such terms and conditions as may be determined by the Corporation and accepted by such stock exchanges and other regulatory authorities but, subject as aforesaid, the terms and conditions of the Plan shall apply mutatis mutandis to such Option or SAR;
Amended January 27, 1989, November 16, 2000 and February 8, 2007		(b)
if an Optionee is transferred out of Canada then the Board may in its discretion permit the Optionee to exercise the SAR or the Option to purchase all of the Common Shares as to which the Option or SAR was granted to such Optionee under his Option Agreement (and not theretofore purchased by such Optionee under such Option Agreement) notwithstanding the terms of his Option Agreement; and
Amended July 3, 1998 and February 8, 2007		(c)
the Board may grant Options to Directors on such terms and conditions of the Option Agreement as may be determined by the Board, provided, however, that all the terms and conditions of the Plan shall apply to such option and the total number of Common Shares which, at any one time, may be issued to Directors shall not exceed .25 percent of the total outstanding Common Shares of the Corporation.
	10.	Stock Appreciation Rights
		(a)	In this Clause 10 the following expressions shall have the following meanings:
Amended November 16, 2000 and February 8, 2007			"Exercisable Shares" shall mean the number of Common Shares with respect to which at the Surrender Date the Optionee is entitled to exercise under the Option held by the Optionee.
Amended November 16, 2000 and February 8, 2007			"Option Premium" at any date for a SAR shall mean the amount, if any, by which the Surrender Date Market Price exceeds the Purchase Price of a SAR.
Amended November 16, 2000 and February 8, 2007			"Surrender Date" shall mean the date on which the Optionee exercises his SARs.
Amended Dec. 9, 1994 November 16, 2000, and February 16, 2005
"Surrender Date Market Price" shall mean the closing trading price of the Common Shares of the Corporation traded on the Toronto Stock Exchange or the New York Stock Exchange on the last trading day immediately prior to the Surrender Date, or if the Common Shares are not then listed on the Toronto Stock Exchange or the New York Stock Exchange but are listed on another stock exchange or exchanges, the foregoing reference to the Toronto Stock Exchange and the New York Stock Exchange shall be deemed to be referenced to such other stock exchange or, if more than one, to such one as shall be designated by the Board for the purpose of establishing the "Market Price".
Amended November 16, 2000 and February 8, 2007			"Surrendered Option Shares" shall mean that number of Exercisable Shares with respect to which the Optionee elects to exercise his SARs.
Amended November 16, 2000, August 7, 2002 and February 8, 2007		(b)
The Board may, from time to time, upon the recommendation of the Committee or otherwise in its absolute discretion, grant SARs to any Employee entitled to participate in the Plan in accordance with this Plan and any such other terms and conditions that the Board may prescribe (either in conjunction with Options or standing alone). SARs may be granted at the time of grant of an Option or any time subsequent thereto, including in respect of Options existing on November 16, 2000. Unless provided otherwise by the Board, Options granted shall automatically include a number of SARs equal to the number of Common Shares subject to the Option, so that each such Option may be exercised by the holder as a SAR, rather than as an Option, with respect to all or part of the Exercisable Shares to which such Option applies.

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Amended November 16, 2000 and August 7, 2002		(c)
In respect of SARs granted in conjunction with Options or in respect of existing Options, the Purchase Price shall be the exercise price of the related Options unless the Board determines otherwise. In respect of SARs granted on a stand alone basis, the Purchase Price shall be as fixed by the Board on the date of grant, provided such price shall not be less than the Market Price.
Amended November 16, 2000 and February 8, 2007		(d)
Where a SAR is exercised, subject to subclauses 5(c), 10(e) and (g), such SAR entitles the holder to receive a number of Common Shares which multiplied by the Surrender Date Market Price is equal to the Option Premium.
Amended November 16, 2000, August 7, 2002, March 4, 2003 and February 8, 2007		(e)	The Board may, in its discretion at the time of grant or at any time thereafter, upon the exercise of a SAR, require a holder electing to exercise a SAR to receive cash in lieu of Common Shares.
In such case, the cash payment shall be equal to:
(i) the aggregate Option Premium;
(ii) the aggregate Option Premium, less any brokerage fees or commissions (if the Option Premium is paid through the issue and sale of Common Shares); or
(iii) the net amount obtained through the cashless exercise of the related Options.
The payment of cash to a holder on the exercise of SARs pursuant to this subclause shall be net of any applicable withholding taxes.
Amended Dec. 9, 1994		(f)
In the event that Common Shares are issued pursuant to this Clause 10 then the aggregate number of Common Shares issuable under the Plan shall be reduced by the number of Common Shares actually issued and not by the number of Surrendered Option Shares.
Amended November 16, 2000		(g)
The exercise of any SAR must be conducted in accordance with the manner in which an Option is exercised except that no cash payment is required upon the exercise of SARs. For greater certainty, the exercise of a SAR results in the cancellation of any related Option and vice versa.
Amended February 8, 2007	11.	Conditions of Issuance of Common Shares
If at any time the Board shall determine, in its discretion that:
		(a)	the registration or qualification of the Common Shares which are the subject of any Option Agreement upon, or the consent or approval of, any securities exchange,
		(b)	the registration or qualification under any laws of Canada or any Province thereof or of the United States or any state thereof or the consent or approval of any regulatory authority thereof,
		(c)	evidence (in form and content satisfactory to the Board) of the investment intent of the Optionee, and/or
(d)
an undertaking of the Optionee as to the sale or disposition of such Common Shares purchased pursuant to an Option Agreement to the effect that such Common Shares so purchased will not be traded by the Optionee for a specified period of time is necessary or desirable as a condition of the issuance of any Common Shares pursuant to any Option Agreement, then the issuance of any Common Shares shall not be made unless and until such registration, qualification, consent, approval, evidence or undertaking shall have been effected or obtained free of any condition not acceptable to the Board.

Any trade by the Optionee in any Common Shares issued to the Optionee pursuant to the Plan and including any sale or disposition for valuable consideration, and any transfer, pledge or encumbrance of any Common Shares issued to an Optionee pursuant to the Plan

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shall be subject to such regulatory approvals as may be required at the time of such trade. Accordingly, the Corporation makes no representation as to the ability of any Optionee to trade in such Common Shares.
Amended November 16, 2000
The Corporation cannot assure a profit or protect the Optionee against a loss on the Common Shares purchased under the Plan. The Corporation assumes no responsibility relating to any tax liability of the Optionee by reason of the exercise of any Option or SAR or any subsequent trade.
	12.	Interpretation, Amendment and Discontinuance
Amended April 12, 2007
The Board ~~may interpret the Plan, prescribe, amend and rescind~~shall have the power and authority, without notice or shareholder approval, at any time and from time to time, to amend, suspend or terminate the Plan or any Option Agreement, to establish the rules and regulations relating to ~~it,~~the Plan and to make all ~~other~~determinations necessary or advisable for ~~its~~ administration ~~. The Board may from time to time alter, suspend or discontinue~~ of the Plan provided that  ~~such alteration, suspension or discontinuance shall not divest any Optionee of any rights such Optionee may have under any Option Agreement theretofore executed and delivered by the Corporation and such Optionee and provided further that any amendments required by applicable law to be approved by Shareholders shall not become effective until so approved. Subject to the foregoing provisions of this Clause 12, the Board may terminate the Plan at any time.~~:
(a)
no such amendment, suspension or termination of the Plan or any Option Agreement shall be made, to the extent that such action would adversely affect the existing rights of any Optionee under any Option Agreement, without the consent of the Optionee; and
(c)
any amendment of the Plan or any Option Agreement in respect of the following shall become effective only upon shareholder approval thereof, such approval to be obtained in accordance with applicable regulatory requirements:
			(i)	an increase in the maximum number of Common Shares which may be issued pursuant to the Plan;
(ii)
a reduction in the Purchase Price with respect to any Option or SAR (other than as may result from general anti-dilution provisions pursuant to Clause 6) or the cancellation of Options or SARs for the purpose of reissuing them to the Optionee at a lower Purchase Price;
			(iii)	an increase of the limits on the total number of Common Shares reserved for issuance under the Plan to any one person or to the Directors;
			(iv)	an extension of the term of Options or SARs beyond the Expiry Date, except as provided in subclause 5(g);
			(v)	any expansion of the scope of persons eligible to participate in the Plan;
			(vi)	any amendment to the transferability or assignability of the rights under an Option or SAR other than for normal estate settlement purposes;
			(vii)	the addition of any form of financial assistance, or amendments thereto, under the Plan;
			(viii)	any extension of the term of an Option or SAR beyond ten years after its Option Date (except as provided in subclause 5(g)); or
			(ix)	the addition of awards, other than Options and SARs, to be made under the Plan.

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	13.	Death of Participant and Designation of Beneficiary
Amended March 17, 2004 and February 8, 2007
Subject to the requirements of applicable laws, the Optionee shall designate in writing a person or persons, each of whom is a dependant or relation of the Optionee, as Beneficiary to receive any benefits that are payable under the Plan upon the death of such Optionee. Where the Optionee designates more than one person as Beneficiary, the Optionee shall indicate the percentage of benefits under the Plan that shall be payable to each such person in the event of the Optionee's death. The Optionee may, subject to applicable laws, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Committee may from time to time determine.

In the event of the Optionee's death, at the time such Option or SAR benefit is otherwise payable hereunder, it shall be paid to the Optionee's Beneficiary in accordance with subclause 5(e) of this Plan.
	14.	Notices
The manner of giving notices to the Corporation or to an Optionee shall be specified in the Option Agreement with such Optionee.
	15.	Shareholders Rights Prior to Exercise
Amended November 16, 2000 and February 8, 2007
An Optionee shall have no rights whatsoever as a shareholder in respect of any of the Option Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Option Shares or SARs in respect of which the Optionee shall have exercised his Option or SAR to purchase thereunder and which the Optionee shall have actually taken up and paid for.
	16.	General
(a)
This Plan and each Option or SAR granted under the Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and any Option Agreement entered into pursuant to the Plan shall be treated in all respects as an Alberta contract.
(b)
The following officers of the Corporation are hereby authorized to execute and deliver, under corporate seal or otherwise, all instruments and documents (including, without limitation, Option Agreements) and do all things necessary or desirable for carrying out the provisions of the Plan:
(i) any two of the Chief Executive Officer, President, Executive Vice President, Secretary to the Board, Corporate Secretary, Assistant Secretary; or
(ii) such other officer or officers as the Board may from time to time designate.
(c)
Nothing contained herein shall restrict or limit or be deemed to restrict or limit the rights or powers of the Board in connection with any allotment and issuance of shares in the capital stock of the Corporation which are not reserved for issuance hereunder.
Amended March 17, 2004		(d)
The Plan and any Option Agreement entered into pursuant hereto shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Optionee hereunder or under any Option Agreement shall not be transferable or alienable by the Optionee either by assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall, subject to the terms hereof and of the Option Agreement, enure to the benefit of and be binding upon the Optionee's Beneficiary.
Amended November 16, 2000		(e) The Options and SARs are not intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended.
Dated at Calgary, Alberta as of ~~February 8,~~April 12, 2007.

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NOVA Chemicals Corporation

COMMON SHARE PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MANAGEMENT OF NOVA CHEMICALS CORPORATION FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON APRIL 12, 2007.

        The undersigned holder of common shares of NOVA Chemicals Corporation ("NOVA Chemicals")
 hereby appoints J.M. Lipton or, failing him, J.S. Mustoe, or in their place ________________________
 (see instructions below) as proxyholder of the undersigned, to attend the Annual and Special Meeting of NOVA Chemicals (the "Meeting") to be held April 12, 2007, and any adjournment thereof; and the undersigned hereby revokes all proxies previously given. The above-named proxyholders are specifically directed to vote all common shares registered in the name of the undersigned as follows:

1.	Election of Directors
	1.01 — J.A. Blumberg	☐ FOR	☐ WITHHOLD
	1.02 — F.P. Boer	☐ FOR	☐ WITHHOLD
	1.03 — J. Bougie	☐ FOR	☐ WITHHOLD
	1.04 — J.V. Creighton	☐ FOR	☐ WITHHOLD
	1.05 — R.E. Dineen, Jr.	☐ FOR	☐ WITHHOLD
	1.06 — L.Y. Fortier	☐ FOR	☐ WITHHOLD
	1.07 — K.L. Hawkins	☐ FOR	☐ WITHHOLD
	1.08 — J.M. Lipton	☐ FOR	☐ WITHHOLD
	1.09 — A.M. Ludwick	☐ FOR	☐ WITHHOLD
	1.10 — C.D. Pappas	☐ FOR	☐ WITHHOLD
	1.11 — J.M. Stanford	☐ FOR	☐ WITHHOLD
2.	Appointment of Auditors	☐ FOR	☐ WITHHOLD
Appointment of Ernst & Young LLP as the auditors of NOVA Chemicals.
3.	Amendment of the Option Plan	☐ FOR	☐ AGAINST
Resolution amending the Option Plan, as described in the accompanying Management Proxy Circular.
4.	To take action on such other business including, without limitation, such amendments or variations to the foregoing, as may properly come before the Meeting or any adjournment thereof.

        In the absence of any specification above, the common shares represented by this proxy will be voted FOR items 1, 2 and 3.

Notes:

(1)
The instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or his or her attorney authorized in writing. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to shareholders.

(2)
J.M. Lipton is President and Chief Executive Officer, and J.S. Mustoe is Senior Vice President, Chief Legal Officer and Corporate Secretary, of NOVA Chemicals.

(3)
If any matters not specified in this proxy should properly come before the Meeting, the persons named in this proxy will vote on such matters in accordance with their best judgment.

        A shareholder submitting a proxy has the right to appoint a representative (who need not be a shareholder) at the Meeting other than J.M. Lipton or J.S. Mustoe. To exercise this right, insert the name of the desired representative in the blank space provided and strike out the other names, or submit another appropriate form of proxy.

        Please deliver the completed proxy using the enclosed postage prepaid self-addressed envelope or otherwise deliver it to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 no later than 5:00 p.m., Calgary time, on April 11, 2007.

DATED	, 2007

Signature of Shareholder (Please sign your name exactly as the shares are registered)

QuickLinks

Exhibit 99.2
TABLE OF CONTENTS
CORPORATE GOVERNANCE
REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
APPROVAL OF THE BOARD OF DIRECTORS
ANNEX A BOARD OF DIRECTORS MANDATE
ANNEX B AUDIT, FINANCE AND RISK COMMITTEE MANDATE
SCHEDULE 1
Resolution of the Shareholders of NOVA Chemicals Corporation AMENDMENT OF THE OPTION PLAN
SCHEDULE 2
NOVA Chemicals Corporation EMPLOYEE INCENTIVE STOCK OPTION PLAN (1982)